As filed with the Securities and Exchange Commission
                     on June 27, 2003 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       for Depositary Shares evidenced by
               American Depositary Receipts representing Ordinary
                   Participation Certificates, each Ordinary
               Participation Certificate representing a financial
                interest in one share of Series A Common Stock,
                             without par value, of
                            -----------------------

                        GRUPO RADIO CENTRO, S.A. DE C.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                             United Mexican States
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                        --------------------------------
                                   Copies to:
Leslie N. Silverman, Esq.                      Frettra M. Miller, Esq.
Cleary, Gottlieb, Steen & Hamilton             Citibank, N.A.
One Liberty Plaza                              111 Wall Street 15th Floor Zone 9
New York, New York 10006                       New York, New York 10043
                              --------------------------------------
It is proposed that this filing become effective
under Rule 466:                                     |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited
shares, check the following box                     |_|.

                   -----------------------------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
 Title of            Amount to be     Proposed     Proposed       Amount of
 Each Class of       Registered       Maximum      Maximum     Registration Fee
 Securities to                        Aggregate    Aggregate
 be Registered                        Price Per    Offering
                                      Unit         Price
--------------------------------------------------------------------------------
American             10,000,000 ADSs   $5.00*       $500,000**       $40.45
Depositary Shares,
each representing
nine (9) Ordinary
Participation
Certificates
("CPOs")
--------------------------------------------------------------------------------
CPOs, each           90,000,000 CPOs   $0.00***      $0.00***         $0.00***
CPO representing
financial
interests in one
(1)Series A Share,
with no par value,
of Grupo Radio
Centro, S.A.
De C.V.
--------------------------------------------------------------------------------

* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
*** Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CPOs.
================================================================================

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus

1.  Name of depositary and address               Face of Receipt - Introductory
                                                 ---------------
    of  its  principal executive                 Paragraph
    office

2.  Title of Receiptsand identity                Face of Receipt - top center
                                                 ---------------
    of deposited securities                      and Introductory Paragraph


    Terms of Deposit:

    (i) The amount of deposited                  Face of Receipt - upper right
        securities represented by                ---------------
        one American Depositary                  corner and Introductory
        Share                                    Paragraph

   (ii) The procedure for voting,                Reverse of Receipt - Paragraphs
                                                 ------------------
        if any, the deposited                    (14), (15) and (19)
        securities

   (iii)The collection and                       Reverse of Receipt - Paragraphs
                                                 ------------------
        distribution of dividends                (13) and (14)

   (iv) The transmission of                      Reverse of Receipt - Paragraphs
                                                 ------------------
        notices, reports and                     (14), (15) and (17)
        proxy soliciting material

    (v) The sale or exercise of                  Reverse of Receipt - Paragraphs
                                                 -----------------
        rights                                   (13) and (14)

   (vi) The deposit or sale of                   Reverse of Receipt - Paragraphs
                                                 ------------------
        securities resulting from                (13) and (16)
        dividends, splits or plans
        of reorganization

   (vii)Amendment, extension or                  Reverse of Receipt - Paragraphs
                                                 ------------------
        termination of the deposit               (21), (22) and (24)
        agreement

  (viii)Rights of holders of                     Reverse of Receipt - Paragraph
                                                 ------------------
        Receipts to inspect the                  (17)
        transfer books of the
        depositary and the list of
        holders of Receipts

   (ix) Restrictions upon the                    Face of Receipt -  Paragraphs
                                                 ---------------
        right to deposit or                      (2), (3), (4), (7) and (9)
        withdraw the underlying
        securities

   (x)  Limitation upon the                      Reverse of Receipt - Paragraphs
                                                 -------------------
        liability of the depositary              (13), (17), (19), (20) and (22)

3.  Fees and charges which may be                Face of Receipt - Paragraph (6)
                                                 ---------------
    imposed directly or indirectly
    against holders of Receipts



                       Cross-Reference Sheet - CPO Trust

Information regarding the CPO Trust (created by the CPO Trust Agreement described in Item 3(b)(i) below) is set forth on the Reverse of the Receipt - Paragraph (24) included in Exhibit A to the Deposit Agreement filed as Exhibit
(a)(ii) to this Registration Statement, as proposed to be amended by Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement.


Item 2. AVAILABLE INFORMATION                  Face of Receipt - Paragraphs (12)
                                               ---------------
                                               and (17)


2(a) Grupo Radio Centro, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, (Room 1024), 450 Fifth Street, NW, Washington, D.C. 20549 and at the principal office of the Depositary.

                                   PROSPECTUS


    The prospectus consists of the Form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a)(ii) to this Registration Statement, as proposed to be amended by Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement, each of which is incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a)(i) Form of Amendment No. 1, to the Deposit Agreement, dated as of June 30, 1993, by and among Grupo Radio Centro, S.A. de C.V. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued thereunder. - Filed herewith as Exhibit (a)
(i).

               (a)(ii) Deposit Agreement, dated as of June 30, 1993, by and among the Company, the Depositary, and all Holders from time to time of ADSs evidenced by ADRs issued thereunder. - Filed herewith as Exhibit (a)(ii).

               (b)(i) Amended and Restated Trust Agreement, dated as of June 27, 2003, among the Company and BBVA Bancomer Servicios, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Trust Division, in its capacity as trustee of Trust No. F/23020-1, as Trustors; Nacional Financiera, S.N.C., as substituted trustee; GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as successor trustee; and Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, in its capacity as common representative of the Holders of ordinary participation certificates, filed as an English translation thereof. - Filed herewith as Exhibit (b)(i).

               (b)(ii) Letter Agreement, dated June 30, 1993 (the "Letter Agreement"), between the Company and the Depositary regarding pre-release activities. - Previously filed.

               (c) Every material contract relating to the deposited securities between the Depositary and the Issuer in effect within the last three years. - None.

               (d)(i) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit (d)(i).

               (d)(ii) Opinion of Lic. Ramon Galvan Gutierrez, counsel to GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, as to the legality of the CPOs to be registered. - Filed herewith as Exhibit (d)(ii).

(e)      Rule 466 Certification. - Not applicable.

                (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company in the United States. - Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS


               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a ADR thirty days before any change in the fee schedule.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of June 30, 1993, as proposed to be amended by Amendment No. 1 to Deposit Agreement, by and among Grupo Radio Centro, S.A. de C.V., Citibank, N.A., as depositary, and the Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of June, 2003.

                                                 Legal entity created by the
                                                 Deposit Agreement, as proposed
                                                 to be amended by Amendment
                                                 No. 1 to the Deposit Agreement,
                                                 for the issuance of American
                                                 Depositary Receipts for CPOs
                                                 representing a financial
                                                 interest in Shares of Series A
                                                 Common Stock, without par
                                                 value, of Grupo Radio Centro,
                                                 S.A. de C.V.

                                                 CITIBANK, N.A., as Depositary



                                                 By:  /s/ Miguel Perez-Lafaurie
                                                    ---------------------------
                                                 Name:    Miguel Perez-Lafaurie
                                                 Title:   Vice President

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, Grupo Radio Centro, S.A. de C.V. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 27th day of June 2003.


                                                 GRUPO RADIO CENTRO, S.A.DE C.V.


                                                 By:  /s/ Carlos Aguirre Gomez
                                                     ---------------------------
                                                 Name:  Carlos Aguirre Gomez
                                                 Title: Attorney-in-fact

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, on behalf of the legal entity created by the Amended and Restated Trust Agreement, dated as of June 27, 2003, among Grupo Radio Centro, S.A. de C.V. and BBVA Bancomer Servicios, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Trust Division, in its capacity as Trustee of Trust No. F/23020-1, as Trustors; Nacional Financiera, S.N.C., as Substituted Trustee; GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as Successor Trustee; and Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, in its capacity as Common Representative of the Holders of ordinary participation certificates, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 on behalf of Grupo Radio Centro, S.A. de C.V. are met and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 27th day of June, 2003.


                                    GE CAPITAL BANK S.A., INSTITUCION DE
                                    BANCA MULTIPLE, GE CAPITAL GRUPO
                                    FINANCIERO, DIVISION FIDUCIARIA
                                    As CPO Trustee


                                    By:    /s/ Aurelio Sergio Torres Rodriguez
                                         ---------------------------------------
                                          Name: Aurelio Sergio Torres Rodriguez
                                          Title:Trust Delegate


                                    By:     /s/ Ramon Galvan Gutierrez
                                         -----------------------------------
                                          Name: Ramon Galvan Gutierrez
                                          Title:Trust Delegate

                                POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos Aguirre Gomez and Pedro Beltran Nasr to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on June 27, 2003.


      Name                                       Title


         /s/ Carlos Aguirre Gomez                General Director and Director
      ---------------------------------
       Carlos Aguirre Gomez                      (principal executive officer)


         /s/ Pedro Beltran Nasr                  Finance and Administrative
      ----------------------------------
       Pedro Beltran Nasr                        Director, Chief Financial
                                                 Officer and Director (principal
                                                 financial officer)


         /s/ Arturo Yanez Florez                 Administrative Sub-Director
      ----------------------------------
      Arturo Yanez Flores                        (principal accounting officer)


                                                 Chairman
      ----------------------------------
      Francisco Aguirre Gomez


                                                 Vice Chairperson of the Board
      ----------------------------------
      Maria Esther Aguirre Gomez                 of Directors


         /s/ Maria Adriana Aguirre Gomez         Vice Chairperson of the Board
      ----------------------------------
      Maria Adriana Aguirre Gomez                of Directors

                                                 Director
      ----------------------------------
      Ana Maria Aguirre Gomez


         /s/ Rafael Aguirre Gomez                Director
      ----------------------------------
      Rafael Aguirre Gomez


         /s/ Jose Manuel Aguirre Gomez           Director
      ----------------------------------
      Jose Manuel Aguirre Gomez


         /s/ Sergio Nino Mayaudon                Director
      ----------------------------------
      Sergio Nino Mayaudon


                                                 Director
      ----------------------------------
      Thomas Harold Raymond Moffet


         /s/ Luis de la Fuente Baca              Director
      ----------------------------------
      Luis de la Fuente Baca


                                                 Director
      ----------------------------------
      Jose Raymundo Leal Marquez

         /s/ Donald J. Puglisi                   Authorized Representative in
      ----------------------------------
      Donald J. Puglisi                          the United States

                               Index to Exhibits


      Exhibit            Document
      -------            --------


      (a)(i)             Form of Amendment No. 1 to the Deposit Agreement.

      (a)(ii)            Deposit Agreement, dated as of June 30, 1993.

      (b)(i) Amended and Restated Trust Agreement, dated as of June 27, 2003, filed as an English translation thereof.

      (d)(i)             Opinion of counsel to the Depositary.

      (d)(ii)            Opinion of counsel to the CPO Trustee.

            (a)(i) Form of Amendment No. 1 to the Deposit Agreement

--------------------------------------------------------------------------------


                        Grupo Radio Centro, S.A. de C.V.

                                      AND

                                CITIBANK, N.A.,
                                 As Depositary

                                      AND

                     HOLDERS FROM TIME TO TIME OF AMERICAN
                              DEPOSITARY RECEIPTS



                        --------------------------------
                                Amendment No. 1

                                       to

                               Deposit Agreement



                           Dated as of June __, 2003

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO DEPOSIT AGREEMENT, is made as of June ___, 2003 (the "Amendment"), by and among Grupo Radio Centro, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued under the Deposit Agreement.

                          W I T N E S S E T H T H A T
                          ---------------------------

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of June 30, 1993 (the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing CPOs (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, pursuant to an amendment to the CPO Trust Agreement (as defined below) by and among the Company, BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Division Fiduciaria, Nacional Financiera, S.N.C., Direccion de Fideicomisos, GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria and Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, certain terms of the Trust have been modified, and the Company and the Depositary desire to amend the Deposit Agreement to reflect such modifications;

         WHEREAS, the Staff of the Securities and Exchange Commission has announced certain amendments to Rule F-6 3.e. and Rule F-6 4.a. (the "Rule F-6 Amendments") promulgated under the Securities Act of 1933, as amended, and effective as of July 15, 1996; and

         WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

-------------------------------------------------------------------------------

                                    ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. CPO Master Trust. All references in the Deposit Agreement
                       ----------------
to "the CPO Master Trust" are hereby replaced with "the Successor Trust".

         SECTION  2.02.  Custodian.  All  references  in the  Deposit  Agreement
                         ---------
to "Citibank, N.A., Sucursal en Mexico" are hereby replaced with "Banco Nacional de Mexico miembro del Grupo Financiero Citigroup ("Banamex")".

         SECTION  2.03.  Company.  Section 1.04 of the Deposit  Agreement  is
                         -------
hereby amended by replacing "Articulo 123 No 90, Col. Centro, C.P. 06050 Mexico, D.F." with "Avenida Constituyentes No. 1154, 7th floor, Col. Lomas Altas, 11950 Mexico, D.F.".

         SECTION 2.04. CPO Deed. Section 1.06 of the Deposit Agreement is hereby
                       --------
amended by inserting ", as amended on June 27, 2003" following the words "dated June 29, 1993".

         SECTION 2.05. CPO Trustee. Section 1.07 of the Deposit Agreement is
                       -----------
hereby replaced in its entirety by the following:

                   "CPO Trustee.  The term "CPO Trustee" shall mean GE Capital
                    -----------
                   Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, a multiple banking institution organized under the laws of the United Mexican States, having its principal office as of June 27, 2003 at Prol. Av. Reforma No. 490, 3(degree)floor, Col. Sante Fe, 01210 Mexico, D.F., or its successor, which acts as trustee for the Trust or, following the exchange referred to in Section 4.14, any Successor Trust."

         SECTION  2.06.  Pesos.  Section  1.12 of the  Deposit  Agreement  is
                         -----
hereby  amended by  replacing  the term "New  Pesos" with Pesos" in each case.

         SECTION 2.07. Trust. Section 1.24 of the Deposit Agreement is hereby
                       -----
amended by inserting the following at the end of such Section: "as amended on

--------------------------------------------------------------------------------

July 24, 1996, as amended and restated on June 27, 2003 and as amended from time to time thereafter and any successor trust thereto (each, a "Successor Trust").

         SECTION  2.08.  Reports.  Section  4.11 of the Deposit  Agreement is
                         -------
hereby amended by deleting the second paragraph of such section in its entirety in accordance with the Rule F-6 Amendments.

         SECTION 2.09. The Trust. Section 4.14 of the Deposit Agreement is
                       ---------
hereby amended: (i) by replacing "The CPO Trust Agreement" in the first line of the first paragraph with the following: "The trust agreement dated as of May 24, 1993 (as amended on July 24, 1996, as amended and restated on June 27, 2003 and as amended from time to time thereafter, the "CPO Trust Agreement") and (ii) by replacing the first sentence of the second paragraph with the following: "Upon termination of the Trust or any Successor Trust, the parties to the Trust anticipate that the CPOs will be exchanged for CPOs issued pursuant to a Successor Trust with terms similar to the then current Trust."

         SECTION 2.10. Termination. Section 6.02 of the Deposit Agreement is
                       -----------
hereby amended by deleting the phrase ", which will be May 24, 1998," from the fourth line of the second paragraph of such Section 6.02.


                                   ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Trustee. The first paragraph of the preamble to the form
                       -------
of ADR is hereby amended by replacing "Nacional Financiera, S.N.C., Direccion de Fideicomisos (the "CPO Trustee")" with "GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria (such trustee or any successor trustee, the "CPO Trustee")".

         SECTION 3.02. Custodian. The second paragraph of the preamble to the
                       ---------
form of ADR is hereby amended by replacing "Citibank, N.A., Sucursal en Mexico (the "Custodian")" with "Banco Nacional de Mexico miembro del Grupo Financiero Citigroup ("Banamex")" (such custodian or any successor custodian, the "Custodian")".

         SECTION 3.03.   Termination.  Article 22 of the form of ADR is hereby
                         -----------
amended by: (i) deleting the phrase ", which will be May 24, 1998," from the fourth line of the second paragraph of such Article 22 and (ii) replacing all references to "the CPO Master Trust" with "any Successor Trust"

         SECTION 3.04.   The Trust.  Article 24 of the form of ADR is hereby
                         ---------
replaced in its entirety with the following:

--------------------------------------------------------------------------------

                  "(24) The CPO Trust. (a) GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria is CPO Trustee under the trust that was created under the Mexican Foreign Investment Law (Ley de Inversion Extranjera) to facilitate non-Mexican investment in the Company pursuant to a trust agreement dated as of May 24, 1993 (such trust as amended on July 24, 1996, as amended and restated on June 27, 2003 and as amended from time to time thereafter and any successor trust thereto, the "Trust"). The Trust operates through Indeval, the central depositary for participants trading on the Mexican Securities Exchange, which maintains ownership records of the CPOs in book entry form. The principal executive office of the CPO Trustee is located, as of June 27, 2003, at Prol. Av. Reforma No. 490, 3(degree) floor, Col. Santa Fe, 01210 Mexico, D.F. The terms of the Trust, upon which the Shares may be deposited and CPOs issued, are briefly described as follows (which description is qualified by, and subject to, the terms of the Trust, copies of which in Spanish and in an English translation are on file at the Depositary's Principal Office): (i) each CPO represents a financial interest in one Series A Share; (ii) the voting rights in respect of Shares underlying the CPOs may be voted only by the CPO Trustee, which is required under the Trust to vote the Shares in the same manner as holders of the majority of the Shares that are not held in the Trust shall have voted such Shares at a shareholders' meeting; (iii) Holders of CPOs are entitled to certain limited voting rights with respect to the CPOs in accordance with Section 4.08 of the Deposit Agreement; (iv) cash distributions on the Shares are collected by the CPO Trustee and credited to the accounts of Holders of CPOs through Indeval not later than the business day following the day on which funds are received by Indeval; (v) any Shares resulting from dividends, splits or plans of reorganization will be held by the CPO Trustee who will hold such Shares in trust, and the CPO Trustee will distribute to Holders of CPOs, in proportion to their holdings, additional CPOs though Indeval at the same time as direct holders of Shares receive such securities (but only in the form of CPOs, to the extent available); (vi) subject to applicable law, the CPO Trustee may offer to Holders of CPOs the right to instruct the CPO Trustee to subscribe on such Holders' behalf additional Shares offered by the Company, although neither the CPO Trustee nor the Company is obligated to register such rights under the Securities Act of 1933; (vii) the current Trust will terminate on June 29, 2023 (unless the term is extended by amendment of the Trust) and upon such termination and the termination of any Successor Trust, the parties to the Trust anticipate that the CPOs will be exchanged for CPOs issued pursuant to a Successor Trust with terms similar to the then current Trust;

--------------------------------------------------------------------------------

                  (viii) Indeval participants may confirm their position on the Trust's transfer books through Indeval but may not inspect the same or obtain any list of Holders of CPOs; (ix) Holders of CPOs are not entitled to withdraw the Shares that are held in the Trust; (x) Mexican individuals and Mexican companies whose charters prohibit ownership of their voting securities by non-Mexican nationals may not hold CPOs; and (xi) the terms of the Trust limit the liability of the CPO Trustee to the amount of the assets of the Trust. Fees or charges payable to the CPO Trustee are not charged against Holders of CPOs."


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         SECTION 4.01.     Representations and Warranties.  The Company
                           ------------------------------

represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in the United Mexican States, neither of such agreements need to be filed or recorded with any court or other authority in the United Mexican States, nor does any stamp or similar tax need to be paid in the United Mexican States on or in respect of such agreements; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

--------------------------------------------------------------------------------

                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION  5.01.  Effective  Date.  This  Amendment  is dated as of the
                         ---------------
date first set forth above and shall be effective as of such date (the "Effective Date").

         SECTION 5.02. New ADRs. From and after the Effective Date, the
                       --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADR effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADR attached as Exhibit A hereto. However, ADRs issued prior or subsequent to the date hereof, which do not reflect the changes to the form of ADR effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of (i) the terms of this Amendment, (ii) the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein subject to the terms and exceptions provided for in Section 5.08 of the Deposit Agreement.

         SECTION 5.05.  Ratification.  Except as expressly amended hereby, the
                        ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

--------------------------------------------------------------------------------

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date first set forth above.

                                    Grupo Radio Centro, S.A. de C.V.

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

              (a)(ii) Deposit Agreement, dated as of June 30, 1993

--------------------------------------------------------------------------------








                        GRUPO RADIO CENTRO, S.A. DE C.V.


                                      AND


                                CITIBANK, N.A.,
                                 As Depositary,


                                      AND


                    HOLDERS OF AMERICAN DEPOSITARY RECEIPTS


                               ------------------

                               Deposit Agreement

                               ------------------




                           Dated as of June 30, 1993








--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------
                                                                            Page
                                                                            ----

PARTIES.....................................................................  1

RECITALS....................................................................  1

                                    ARTICLE I

                                   DEFINITIONS

SECTION  1.01.    American Depositary shares................................  1
SECTION  1.02.    Commission................................................  2
SECTION  1.03.    Common Representative.....................................  2
SECTION  1.04.    Company...................................................  2
SECTION  1.05.    CPOs......................................................  2
SECTION  1.06.    CPO Deed..................................................  2
SECTION  1.07.    CPO Trustee...............................................  2
SECTION  1.08.    Custodian; Custodians.....................................  2
SECTION  1.09.    Deposit Agreement.........................................  2
SECTION  1.10.    Depositary................................................  3
SECTION  1.11.    Deposited Securities......................................  3
SECTION  1.12.    Dollars; Pesos............................................  3
SECTION  1.13.    Estatutos.................................................  3
SECTION  1.14.    Holder....................................................  3
SECTION  1.15.    Indeval...................................................  3
SECTION  1.16.    Mexico....................................................  3
SECTION  1.17.    Principal Office..........................................  3
SECTION  1.18.    Receipts..................................................  3
SECTION  1.19.    Registrar.................................................  4
SECTION  1.20.    Restricted Securities.....................................  4
SECTION  1.21.    Securities Act of 1933....................................  4
SECTION  1.22.    Securities Exchange Act of 1934...........................  4
SECTION  1.23.    Shares....................................................  4
SECTION  1.24.    Trust.....................................................  4

                                   ARTICLE II

                       FORM OF RECEIPTS, DEPOSIT OF CPOs,
                 EXECUTION AND DELIVERY, TRANSFER AND SURRENDER
                                  OF RECEIPTS
                 ----------------------------------------------
SECTION  2.01.    Form and Transferability of Receipts......................  5
SECTION  2.02.    Deposit of CPOs...........................................  6
SECTION  2.03.    Execution and Delivery of Receipts........................  7
SECTION  2.04.    Transfer of Receipts; Combination
                      and Split-up of Receipts..............................  8
SECTION  2.05.    Surrender of Receipts and Withdrawal
                      of Deposited Securities...............................  9

SECTION  2.06.    Limitations on Execution and
                      Delivery, Transfer, Etc. of Receipts;
                      Suspension of Delivery, Transfer, Etc.................  10
SECTION  2.07.    Lost Receipts, Etc........................................  11
SECTION  2.08.    Cancellation and Destruction
                      of Surrendered Receipts...............................  12

                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

SECTION  3.01.    Filing Proofs, Certificates
                      and Other Information.................................  12
SECTION  3.02.    Liability of Holder for Taxes.............................  12
SECTION  3.03.    Representations and Warranties
                      on Deposit of CPOs....................................  13
SECTION  3.04.    Disclosure of Beneficial ownership........................  13
SECTION  3.05.    Ownership Restrictions....................................  13

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

SECTION  4.01.    Power of Attorney.........................................  14
SECTION  4.02.    Cash Distributions; Withholding...........................  14
SECTION  4.03.    Distributions Other Than Cash,
                           CPOs or Rights...................................  15
SECTION  4.04.    Distribution in CPOs......................................  16
SECTION  4.05.    Rights....................................................  16
SECTION  4.06.    Conversion of Foreign Currency............................  18
SECTION  4.07.    Fixing of Record Date.....................................  19
SECTION  4.08.    Voting of Deposited Securities............................  20
SECTION  4.09.    Changes Affecting
                      Deposited Securities..................................  21
SECTION  4.10.    Available Information.....................................  22
SECTION  4.11.    Transmittal by the Depositary of
                      Company and CPO Trustee Notices,
                      Reports and Communications............................  22
SECTION  4.12.    Lists of Receipt Holders..................................  23
SECTION  4.13.    Withholding...............................................  23
SECTION  4.14.    The Trust ................................................  24

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------

SECTION  5.01.    Maintenance of Office and Transfer
                       Books by the Depositary..............................  24
SECTION  5.02.    Prevention or Delay in Performance........................  25
SECTION  5.03.    Obligations of the Depositary, the
                      Custodian and the Company.............................  26

SECTION  5.04.    Resignation and Removal of the
                      Depositary; Appointment of
                      Successor Depositary..................................  27
SECTION  5.05.    The Custodian.............................................  28
SECTION  5.06.    Notices and Reports.......................................  29
SECTION  5.07.    Issuance of Additional CPOs, Etc..........................  29
SECTION  5.08.    Indemnification...........................................  30
SECTION  5.09.    Charges of Depositary.....................................  31
SECTION  5.10.    Maintenance of Records and Documents .....................  31
SECTION  5.11.    Certain Rights of the Depositary;
                      Limitations...........................................  32


                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

SECTION  6.01.    Amendment.................................................  33
SECTION  6.02.    Termination...............................................  33

                                  ARTICLE VII

                                 MISCELLANEOUS
                                 -------------

SECTION  7.01.    Counterparts..............................................  35
SECTION  7.02.    No Third Party Beneficiaries..............................  35
SECTION  7.03.    Severability..............................................  35
SECTION  7.04.    Holders and Parties; Binding Effect.......................  35
SECTION  7.05.    Notices...................................................  35
SECTION  7.06.    Governing Law.............................................  36
SECTION  7.07.    Assignment................................................  36
SECTION  7.08.    Compliance With U.S. Securities Laws......................  36

                                   EXHIBIT A

                            FORM OF FACE OF RECEIPT
                            -----------------------


(1)      The Deposit Agreement.............................................. A-2
(2)      Surrender of Receipts and Withdrawal
                  of Deposited Securities................................... A-2
(3)      Transfers, Split-ups and Combinations.............................. A-3
(4)      Liability of Holder For Taxes...................................... A-4
(5)      Warranties by Depositor............................................ A-5
(6)      Charges of Depositary.............................................. A-5
(7)      Filing Proofs, Certificates, and
                  Other Information......................................... A-5
(8)      Disclosure of Interests ........................................... A-6
(9)      Ownership Restrictions............................................. A-6
(10)     Title to Receipts.................................................. A-6
(11)     Validity of Receipt................................................ A-7
(12)     Available Information.............................................. A-7

                           FORM OF REVERSE OF RECEIPT
                           --------------------------

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT


(13)     Dividends and Distributions; Rights................................ A-8
(14)     Record Dates.......................................................A-10
(15)     Voting of Deposited Securities.................................... A-10
(16)     Changes Affecting Deposited Securities............................ A-12
(17)     Reports; Inspection of Transfer Books............................. A-12
(18)     Withholding........................................................A-13
(19)     Liability of the Company and Depositary............................A-13
(20)     Resignation and Removal of Depositary;
                  Substitution of Custodian.................................A-16
(21)     Amendment of Deposit Agreement and Receipts....................... A-16
(22)     Termination of Deposit Agreement...................................A-17
(23)     Compliance With U.S. Securities Laws...............................A-18
(24)     The Trust..........................................................A-18

                                   EXHIBIT B
                                   ---------

         Charges of the Depositary.......................................... B-1

                               DEPOSIT AGREEMENT
                               -----------------


                  DEPOSIT AGREEMENT dated as of June 30, 1993 among GRUPO RADIO CENTRO, S.A. DE C.V., a corporation organized under the laws of the United Mexican States (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America, as Depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued hereunder.

                              W I T N E S S E T H
                              -------------------

                  WHEREAS, the Company desires to provide for the deposit of Certificados de Participacion Ordinarios (the "CPOs") representing the financial interests in Shares of Series A Common Stock, without par value, of the Company (herein called "Shares") from time to time with the Depositary or with the Custodian, which at the date hereof is Citibank, N.A., Sucursal en Mexico (the "Custodian"), as agent of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing the CPOs so deposited and for the execution and delivery of American Depositary Receipts in respect of the American Depositary Shares.

                  NOW, THEREFORE, in consideration of the premises, the parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

                  The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit
Agreement:

                  SECTION 1.01. American Depositary Shares. The term "American
                                --------------------------
Depositary Shares" shall mean the rights represented b y the Receipts issued hereunder and the interests in the Deposited Securities represented thereby. Each American Depositary Share shall represent nine (9) CPOs, until there shall occur a distribution upon Deposited Securities covered by Section 4.04 or a change in Deposited securities covered by Section 4.09 with respect to which additional Receipts are not executed and delivered, and thereafter American Depositary Shares shall represent the CPOs or Deposited Securities specified in such Sections.

                  SECTION 1.02.     Commission. The  term "Commission" shall
                                    ----------
mean  the   Securities   and  Exchange Commission of the United States or any
successor governmental agency in the United States.

                  SECTION 1.03.     Common  Representative.  The term "Common
                                    ----------------------
Representative" shall mean Banco Internacional S.A. Grupo Financiero Prime Internacional, appointed as the common representative of the holders of CPOs.

                  SECTION 1.04.     Company.The term "Company" shall mean Grupo
                                    -------
Radio Centro, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States, having its principal executive office at Articulo 123 No 90, Col. Centro, C.P. 06050, Mexico D.F., and its successors.

                  SECTION 1.05. CPOs. The term "CPOs" shall mean the
                                ----
nonredeemable Certificados de Participacion Ordinarios, without voting rights with respect to the Shares, issued pursuant to the Trust or, following the exchange referred to in Section 4.14, pursuant to the CPO Master Trust by the CPO Trustee, holder of the Shares underlying the CPOs, and shall include, subject to Section 5.11, evidence of rights to receive such CPOs. Each CPO represents the financial interest in one Share of the Company.

                  SECTION 1.06. CPO Deed. The term "CPO Deed" shall mean the
                                --------
public deed dated June 29, 1993, which evidences the issuance of CPOs by the CPO Trustee pursuant to the Trust and any other deed which evidences the issuance of CPOs pursuant to the Trust and which deed or deeds will be registered with the Public Registry of Commerce of the Federal District in Mexico City.

                  SECTION 1.07. CPO Trustee.  The term "CPO  Trustee" shall
                                -----------
mean Nacional Financiera, S.N.C., a national credit institution and development bank organized under the laws of the United Mexican States, having its principal office at Insurgents Sur 1971, Col. Guadalupe Inn C.P. 01020, Mexico D.F., Mexico, or its successor, which acts as trustee for the Trust or, following the exchange referred to in Section 4.14, the CPO Master Trust.

                  SECTION 1.08. Custodian; Custodians. The term "Custodian"
                                ---------------------
shall mean, as of date hereof, Citibank, N.A., Sucursal en Mexico as Custodian and agent of the Depositary for the purposes of this Deposit Agreement, and any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.05, as a substitute or an additional custodian or custodians hereunder, as the context shall require and the term "Custodian" shall mean all of them, collectively.

                  SECTION 1.09. Deposit Agreement.  The term "Deposit Agreement"
                                -----------------
shall mean this instrument as it may from time to time be amended in accordance with the terms hereof and all instruments supplemental hereof.

                  SECTION 1.10. Depositary.  The term "Depositary" shall mean
                                ----------
Citibank, N.A., a national banking association incorporated under the laws of the United States of America, and any successor as depositary hereunder.

                  SECTION 1.11. Deposited Securities. The term "Deposited
                                --------------------
Securities" as of any time shall mean all CPOs at such time deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu thereof and at such time held hereunder, subject in the case of cash to the provisions of Section 4.06.

                  SECTION 1.12. Dollars; New Pesos.  The term "dollars" shall
                                ------------------
mean United States dollars. The term "New Pesos" shall mean the lawful currency of The United Mexican States.

                  SECTION 1.13. Estatutos.  The term "Estatutos" shall mean the
                                ---------
estatutos  sociales of the Company, as the same may be amended from time to time

                  SECTION 1.14. Holder.  The term "Holder" shall mean the person
                                ------
in whose name a Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose.

                  SECTION 1.15. Indeval.The term "Indeval" shall mean S.D.
                                -------
Indeval, S.A. de C.V., Institucion para el Deposito de Valores, a Mexican depositary institution or any successor thereto.

                  SECTION 1.16. Mexico.  The term "Mexico" shall mean the United
                                ------
Mexican States.

                  SECTION 1.17. Principal Office.   The term "Principal Office",
                                ----------------
when used with respect to the Depositary, shall be the principal office of the Depositary at which at any particular time its corporate trust business shall be administered, which, at the date of this Agreement, is located at 111 Wall Street, 5th Floor, New York, New York 10043.

                  SECTION 1.18. Receipts. The term "Receipts" shall mean the
                                --------
American Depositary Receipts issued hereunder, in substantially the form of Exhibit A annexed hereto, evidencing American Depositary Shares as such American Depositary Receipts may be amended from time to time in accordance with the provisions of this Deposit Agreement. A Receipt may evidence any number of whole American Depositary Shares.

                  SECTION 1.19. Registrar. The term "Registrar" shall mean any
                                ---------
bank or trust company having an office in the Borough of Manhattan, the City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, upon the request or with the prior approval of the Company, for such purposes.

                  SECTION 1.20. Restricted Securities. The term "Restricted
                                ---------------------
Securities" shall mean CPOs as defined hereunder, or Receipts representing such CPOs, which are acquired directly or indirectly from the Company or its affiliates (as defined in Rule 144 to the Securities Act of 1933) in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under Regulation D or Rule 144 under that Act or both, or which are held by an officer, director (or persons performing similar functions) or other affiliate of the Company, or which are subject to other restrictions on sale or deposit under the laws of the United States of America and Mexico, or under a shareholder agreement or the Estatutos.

                  SECTION 1.21. Securities Act of 1933. The term "Securities Act
                                ----------------------
of 1933" shall mean the United States Securities Act of 1933, as from time to time amended.

                  SECTION 1.22. Securities Exchange Act of 1934. The term
                                -------------------------------
"Securities Exchange Act of 1934" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.

                  SECTION 1.23. Shares. The term "Shares" shall mean the Series
                                ------
A Common Stock, without par value, of the Company, validly issued and outstanding, fully-paid, nonassessable and free of any preemptive rights; provided, however, that Series A Common Stock of any subseries shall not constitute Shares hereunder until they are entitled to the same rights, including with respect to dividends or other distributions, as Shares constituting Deposited Securities; provided, further, however, that, if there shall occur any change in par value, split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.09, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in par value, split-up or consolidation or such other reclassification or such exchange or conversion.

                  SECTION 1.24. Trust.  The term "Trust" shall mean the trust
                                -----
created by the trust agreement dated May 24, 1993 among the Selling Shareholder and the Company, as grantors, and the CPO Trustee.

                                   ARTICLE II

                       FORM OF RECEIPTS, DEPOSIT OF CPOs,
                 EXECUTION AND DELIVERY, TRANSFER AND SURRENDER
                                  OF RECEIPTS
                -----------------------------------------------

                  SECTION 2.01. Form and Transferability of Receipts. Definitive
                                ------------------------------------
Receipts shall be engraved or printed or lithographed on steel-engraved borders and shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Receipts may be issued in denominations of whole numbers of American Depositary Shares only. Such Receipts shall be executed by the Depositary by the manual signature of a duly-authorized officer of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly-authorized officer of the Registrar and dated by such officer. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly-authorized officer or, if a Registrar shall have been appointed, by the manual signature of a duly-authorized officer of the Registrar, and such execution of any Receipt by manual signature shall be conclusive evidence, and the only evidence, that such Receipt has been duly executed and delivered hereunder. The Depositary shall maintain books in which each Receipt so executed and delivered as hereinafter provided and the transfer of each Receipt shall be registered. Receipts bearing the facsimile signature of a duly-authorized officer of the Depositary, who was at any time a proper officer of the Depositary, shall bind the Depositary, notwithstanding the fact that such officer has ceased to hold such office prior to the execution of such Receipts by the Registrar and their delivery or such officer did not hold such office at the date of such Receipts.

                  The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement or the Estatutos as may be necessary to enable the Depositary to perform its obligations hereunder or as may be required to comply with any applicable law or regulations thereunder or with the rules and regulations of the New York Stock Exchange, any other securities exchange or other market upon which American Depositary Shares may be traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

                  The Receipts shall bear a CUSIP number that is different from the CUSIP number that was, is or may be assigned to any depositary receipts subsequently or previously issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company that are not Receipts issued hereunder.

                  Title to a Receipt (and to each American Depositary Share evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes hereunder.

                  SECTION 2.02. Deposit of CPOs. Subject to the terms and
                                ---------------
conditions of this Deposit Agreement, CPOs or evidence of rights to receive CPOs (subject to Section 5.11 hereof) may be deposited by any person including the Depositary in its individual capacity by (i) electronic transfer of CPOs through Indeval to the account of the Custodian maintained for such purposes or (ii) delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such CPOs to be transferred to such account, in any case accompanied by delivery to the Custodian or the Depositary, as the case may be, of (x) appropriate instrument or instruments of transfer or endorsement in form satisfactory to the Custodian, (y) a written order, from the person depositing such CPOs or on whose behalf such CPOs are deposited, directing the Depositary to execute and deliver to, or upon the written order of, the person or person stated in such order a Receipt or Receipts, for the number of American Depositary Shares representing such deposited CPOs, and (z) any payments and documents required under this Deposit Agreement.

                  The Depositary and the Custodian may refuse to accept CPOs for deposit whenever notified, as hereafter provided, that the Company has restricted transfer of such CPOs to comply with the requirements referred to in Sections 2.06, 3.04 and 3.05. The Company shall notify the Depositary and the Custodian in writing with respect to any such restrictions.

                  At the request and risk and expense of any holder of CPOs, and for the account of such holder, the Depositary may receive evidence that CPOs have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such CPOs to the account of the Custodian, together with the other orders, instruments and evidence herein specified, for the the purpose of forwarding such orders, instruments and evidence to the Custodian hereunder.

                  If required by the Depositary, CPOs presented for deposit at any time, whether or not any register of shareholders of the Company (or that maintained by Indeval) or of CPO holders is closed, shall also be accompanied by
(i) an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian or its nominee of any dividend, or right to subscribe for additional CPOs or to receive other property which any person in whose name the CPOs are or have been recorded may thereafter receive upon or in respect of any such deposited CPOs, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary and (ii) if the CPOs are registered in the name of the person by whom or on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to vote such deposited CPOs for any and all purposes until the CPOs are registered in the name of the Custodian or its nominee.

                  Upon each electronic transfer or other delivery to a Custodian of CPOs (or other Deposited Securities pursuant to Sections 4.03, 4.04, 4.05, or 4.09) to be deposited hereunder, together with the other documents and payments above specified, such Custodian shall, as soon as transfer and recordation can be accomplished, obtain evidence satisfactory to the Custodian of such transfer and recordation at the cost and expense of the person making such deposit (or for whose benefit such deposit is made). Deposited Securities shall be held by the Depositary or by a Custodian, or by Indeval on its behalf, for the account and to the order of the Depositary, the Custodian or the Nominee or at such other place or places as the Depositary shall determine.

                  SECTION 2.03. Execution and Delivery of Receipts.Upon receipt
                                ----------------------------------
by a Custodian of a deposit pursuant to Section 2.02 hereunder (and in addition, if the transfer books of the Trust are open, the Depositary may require a proper acknowledgment or other evidence from the Trust satisfactory to the Depositary that any Deposited CPOs have been recorded upon the books of Indeval or that the Shares have been recorded upon the books of the Company in the name of the Depositary or its nominee or such Custodian or its nominee) together with the other documents specified above, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request and risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, the Depositary, subject to the terms and conditions of this

Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person or persons are entitled, but only upon payment to the Depositary or Custodian of the fees of the Depositary for the issuance, execution and delivery of such Receipt or Receipts (as set forth in Exhibit B hereto) and of, all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited CPOs. The
Depositary shall not issue Receipts except as set forth in this Section and Sections 2.04, 2.07, 4.04, 4.09 and 5.11, subject to the limitations and other terms of this Deposit Agreement.

                  SECTION 2.04. Transfer of Receipts; Combination and Split-up
                                ----------------------------------------------
of Receipts. The Depositary, subject to the terms and conditions of this Deposit
-----------
Agreement, shall register transfers of Receipts on its transfer books, upon any surrender to the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly-authorized attorney, properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by any applicable laws. Thereupon, the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered.

                  The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

                  The Depositary, with the approval of the Company may, and at the request of the Company shall, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled thereto and will be entitled to protection and indemnity to the same extent as the Depositary. Such co-transfer agents may be removed and substitutes appointed by the Depositary upon the request or with the approval of the Company. Each co-transfer agent appointed under this Section 2.04 (other than Citibank, N.A.) shall give notice in writing within 5 business days from the date of the appointment of such co-transfer agent to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

                  SECTION 2.05. Surrender of Receipts and Withdrawal of
                                ---------------------------------------
Deposited Securities.  Upon surrender at the Principal Office of the Depositary
--------------------
of a Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon receipt of (i) payment of all fees including the fee of the Depositary for the cancellation of Receipts (as set forth in Exhibit B hereto) expenses, taxes and governmental charges, if any, payable in connection with such surrender and withdrawal, and (ii) written instructions of the Holders, subject to the terms and conditions of this Deposit Agreement, the Trust, the Estatutos, and to the provisions of or governing Deposited Securities, the Holder of such Receipt shall be entitled to (a) physical delivery, to him or upon his order, of the Deposited securities, other than CPOs, at the time represented by such Receipt or (b) with respect to CPOs (and to other Deposited Securities that are issued and transferable in book-entry form and cannot be withdrawn in certificated form), electronic transfer, through Indeval, of such Deposited Securities to an account in the name of the Holder or such other name as specified in such written instructions. Such delivery shall be made, as hereinafter provided, without unreasonable delay. In accordance with the terms of the Trust and the CPO Deed, holders of CPOs are not entitled to receive physical certificates evidencing such CPOs.

                  A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be physically delivered (except in the case of CPOs), subject to applicable clearance procedures of Indeval and provisions of the Trust, the CPO Deed and Mexican Law, to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.06, 3.01 and 3.02 and to the other terms and conditions of this Deposit Agreement, the Trust, the Estatutos and to the provisions of or governing the Deposited Securities now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities that are in certificated form represented by the American Depositary Shares evidenced by such Receipt, or evidence of the electronic transfer of Deposited Securities that are not in certificated form to or for the account of such person, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions (other than Shares or CPOs) with respect to the Deposited Securities represented by the American Depositary

Shares evidenced by such Receipt, or of any proceeds of sale of any dividends, distributions (other than Shares and CPOs) or rights with respect to the Deposited securities, which may at the time be held by the Depositary.

                  At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, provided that payment of any applicable tax or other governmental charge shall have been made in accordance with Section 3.02, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) and forward a certificate or certificates (evidencing Deposited Securities other than CPOs) and other proper documents of title, if any, for the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission. The Depositary shall not permit CPOs to be withdrawn from the facility created hereby, except upon the receipt and cancellation of Receipts (or, if the ADSs are in book-entry form, receipt and cancellation by way of a reduction of a participant's account with The Depository Trust Company) or to the limited extent permitted by Section 5.11. In particular, neither the Depositary nor the Custodian (in their respective capacity as Depositary or Custodian) shall lend CPOs or Receipts.

                  SECTION 2.06. Limitations on Execution and Delivery, Transfer,
                                -----------------------------------------------
Etc. of Receipts; Suspension of Delivery, Transfer, Etc. As a condition
-------------------------------------------------------
precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Company (on its own behalf or on behalf of the Trust) may require (a) payment from the depositor of CPOs, presenter of the Receipt, Holder, or the presenter of written instructions, of a sum sufficient to reimburse it for any tax or other governmental charge and any Share or CPO transfer or registration tax or fee with respect thereto (including any such tax, charge or fee with respect to CPOs being deposited or withdrawn) and payment of any applicable fees as provided herein, or in Exhibit B to this Deposit Agreement, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature appearing on any form, certification or other document delivered to the Depositary in connection with this Deposit Agreement, including but not limited to, in the case of Receipts, a signature guarantee in accordance with industry practice and (c) compliance with (i) any laws or governmental regulations relating to American Depositary Receipts or to the withdrawal of Deposited Securities and (ii) such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement.

                  The delivery of Receipts against deposits of CPOs generally or against deposits of particular CPOs may be suspended, or the delivery of Receipts against the deposit of particular CPOs may be withheld, or the registration of transfer of Receipts in particular instances may be refused, the registration of transfer generally may be suspended, during any period when the transfer books of the Depositary, the CPO Trustee, Indeval or the Company (or any other. agent for the transfer and registration of CPOs or Shares) are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time because of any requirement of law or of any government or governmental body or quasi-governmental body or commission, or under any provision of this Deposit Agreement, the Estatutos or the provisions of or governing Deposited securities, or any meeting of shareholders of the Company or holders of CPOs or for any other reason. Notwithstanding the foregoing sentence or any other provision of this Deposit Agreement to the contrary, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as permitted in General Instruction I.A(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act of 1933. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any CPOs or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such CPOs or other Deposited Securities.

                  The Depositary will comply with written instructions of the Company to not accept for deposit hereunder any CPOs identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws in the United States.

                  SECTION 2.07. Lost Receipts, Etc. In case any Receipt shall be
                                ------------------
mutilated, destroyed, lost, or stolen, the Depositary shall execute and deliver a new Receipt of like tenor, (a) in the case of a mutilated Receipt, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost, or stolen Receipt, after the Holder thereof (i) has filed with the Depositary a written request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided a sufficient indemnity bond and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

                  SECTION 2.08. Cancellation and Destruction of Surrendered
                                -------------------------------------------
Receipts. All Receipts surrendered to the Depositary shall be cancelled by the
--------
Depositary. Cancelled receipts shall not be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose. The Depositary is authorized to destroy Receipts so cancelled, and shall have a record of any cancelled and destroyed receipts, in accordance with Section 5.10 hereof.

                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

                  SECTION 3.01. Filing Proofs, Certificates and Other
                                -------------------------------------
Information. Any person presenting CPOs for deposit or any Holder may be
-----------
required from time to time to file with the Depositary or the Custodian such proof of citizenship, residence or exchange control approval, if applicable, payment of all applicable Mexican taxes or other governmental charges, compliance with all applicable laws, regulations, and provisions of or governing Deposited Securities and, the terms of this Deposit Agreement, and legal or beneficial ownership of Receipts, Deposited Securities and other securities, and the nature of such interest, or to provide information relating to the registration on the books of the Company or the Trust (or the appointed agent of the Company or the Trust for the transfer and registration of CPOs including Indeval) of the CPOs presented for deposit or other information, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may require by written request to the Depositary consistent with its obligations hereunder. The Depositary may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, until such proof or other information is filed or such certificates are executed to the Depositary and the Company's satisfaction. The Depositary shall, upon the Company's written request, provide the Company and the CPO Trustee, in a timely manner, with copies (or originals if necessary and appropriate) of (i) any such proofs and certificates which it receives, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request from the Holder.

                  SECTION 3.02. Liability of Holder for Taxes. If any Mexican
                                -----------------------------
tax or other governmental charge or assessment imposed under applicable laws shall become payable with respect to any Receipt or any Deposited securities represented by the American Depositary Shares evidenced by any Receipt, such tax, other governmental charge or expense shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse, and the Company shall be under no obligation, to effect any transfer of such Receipt, or split-up or combination of such Receipt or any deposit or withdrawal of Deposited Securities represented thereby until such payment is made, and may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, other governmental charge or expense, the Holder of such Receipt remaining liable for any deficiency.

                  SECTION 3.03. Representations and Warranties on Deposit of
                                --------------------------------------------
CPOs. Each person depositing CPOs under this Deposit Agreement shall be deemed
----
thereby to represent and warrant that such CPOs and the Shares represented thereby and each certificate therefor, if any, are validly issued and outstanding, fully paid and nonassessable and free of any preemptive rights, if any, and that the person making such deposit is duly authorized so to do. Such person depositing CPOs under the Deposit Agreement shall also be deemed to represent that (i) CPOs deposited by that person are not Restricted Securities and (ii) that the deposit of CPOs or sale of Receipts by that person is not restricted, under the Securities Act of 1933. Such representations and warranties shall survive the deposit of CPOs and the issuance and cancellation of Receipts in respect thereof.

                  SECTION 3.04. Disclosure of Beneficial Ownership. The Company,
                                ----------------------------------
the Depositary or the Custodian may from time to time request Holders to provide information as to the capacity in which they hold or held Receipts and regarding the identity of any other persons then or previously interested in such Receipts and the nature of such interest and various other matters. Each such Holder agrees to provide promptly any such information after request by the Company, the Depositary or the Custodian pursuant to this Section.

                  SECTION 3.05. Ownership Restrictions. The Company may restrict
                                ----------------------
transfers of the CPOs where such transfer might result in ownership of CPOs exceeding the limits under applicable law, the Trust or the CPO Deed, if any. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of CPOs represented by the American Depositary Shares owned by a single Holder to exceed the limits under any applicable law, the Trust or the CPO Deed, if any. The Company may instruct the Depositary to take action at the Company's expense with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the CPOs represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law. Subject to Sections 5.03 and 5.08 hereof, the Depositary shall use its reasonable efforts to comply with the Company's instructions as to Receipts in respect of any such enforcement or limitation and Holders shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such instructions.

                  It is expressly acknowledged by the Holders that in accordance with the provisions governing the Trust and under Mexican Law, Holders and holders of CPOs are not entitled to withdraw the Shares underlying the CPOs for the term of duration of the Trust, and withdrawal of Shares will be made only by persons eligible to hold shares, as provided in the Estatutos.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

                  SECTION 4.01. Power of Attorney. Each Holder, upon acceptance
                                -----------------
of a Receipt issued in accordance with the terms hereof, hereby appoints the Depositary its agent, with power to delegate, to act on its -behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities to and take any and all procedures necessary to comply with Mexican law, including, but not limited to, those set forth in Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

                  SECTION 4.02. Cash Distributions; Withholding. Whenever the
                                -------------------------------
Custodian or the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary or the Custodian shall, subject to the provisions of Section 4.06, promptly convert such dividend or distribution into dollars and shall remit the amount thus received to the Depositary which shall, after fixing a record date in respect thereof pursuant to Section 4.07, distribute such amount to the Holders entitled thereto in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, after deduction or upon payment of the fees, if any, and expenses of the Depositary; provided, however, that the Depositary (i) shall make appropriate adjustments in the amounts so distributed in respect of any such Deposited Securities being not entitled, by reason of date of issuance or otherwise, to receive all or any portion of such distribution and (ii) in the event the Company, the CPO Trustee, the Custodian, or the Depositary shall be required to withhold and does withhold from any cash dividend, subject to Section 4.13 hereof, or other cash distribution in respect of any Deposited Securities, an amount on account of taxes or other governmental charges, the amount distributed to the Holder for American Depositary Shares representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders then outstanding. The Trust, the Company or its agent will remit to the appropriate governmental authority or agency in Mexico all amounts (if any) withheld and owing to such authority or agency. The Depositary will promptly forward to the Company or its agent such information from its records as the Company may reasonably request in writing to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Custodian, the Depositary, the CPO Trustee or the Company or its agent may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.

                  SECTION 4.03. Distributions Other Than Cash, CPOs or Rights.
                                ---------------------------------------------
Whenever the Custodian or the Depositary shall receive any distribution other than cash, CPOs or rights upon any Deposited Securities, the Depositary shall, upon consultation with the Company, cause the securities or property so received to be distributed to the Holders as of a record date fixed pursuant to Section
4.07 hereto, entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including any requirement that the Company, the CPO Trustee, the Depositary, or the Custodian withhold an amount on account of taxes or other governmental charges, any requirement under applicable securities or exchange control regulations, or that such securities must be registered under the Securities Act of 1933 in order to be distributed to Holders) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of fees, if any, and expenses of the Depositary as set forth in Exhibit B) shall be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash, provided that any unsold balance of such securities or property shall be distributed by the Depositary to the Holders entitled thereto, if such distribution is feasible without withholding for or on account of any taxes or other governmental charges and without registration under the securities Act of 1933, in accordance with such equitable and practicable method as the Depositary may have adopted.

                  SECTION 4.04. Distribution in CPOs. (a) If any distribution
                                --------------------
upon any Deposited Securities consists of a dividend in, or free distribution of Shares, upon receipt by or on behalf of the Depositary of additional CPOs from the CPO Trustee, the Depositary may, with the Company's approval, and shall, if the Company shall so request, distribute to the Holders, as of the record date fixed pursuant to Section 4.07 hereof, of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of CPOs received as such dividend or free distribution after deduction or upon payment of the fees and expenses of the Depositary; provided, however, that if for any
                                            --------  -------
reason (including any requirement that the Company, the CPO Trustee or the Depositary withhold an amount on account of taxes or other governmental charges or that such CPOs must be registered under the Securities Act of 1933 in order to be distributed to Holders of Receipts) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method, if any be available, as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the CPOs thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of CPOs represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in
Section 4.02. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American Depositary Receipt shall thenceforth also represent the additional ADSs issued in respect of the additional CPOs distributed upon the Deposited Securities.

                  (b) In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities an option to elect to receive dividends in fully paid CPOs (including Shares underlying the CPOs) instead of cash, the Depositary and the Company agree to consult to determine whether such option will be made available to the Holders of Receipts and, if such option is to be made available to Holders, the procedures to be followed.

                  SECTION 4.05. Rights. In the event  that the  Company  shall
                                ------
offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional CPOs, Shares or any rights of any other nature and the Company or the CPO Trustee as a holder of Shares shall offer or cause to be offered to the holders of CPOs the right to instruct the

Company or the CPO Trustee, as the case may be, to subscribe for such holders' proportionate share of such additional Shares, CPOs or other securities, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed (i) in making such rights available to the Holders entitled thereto, subject to Section 5.07, or (ii) in disposing of such rights on behalf of such Holders and making the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 hereof, or (iii) in allowing such rights to lapse in the event such rights may not be made available to Holders or be disposed of and make the net proceeds thereof available to Holders; provided, however, that the Depositary may, and if requested by the Company shall, take action, subject to the terms of this Deposit Agreement, as follows:

                  (a) if at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to all Holders or certain Holders but not to others by means of warrants or otherwise, the Depositary, as soon as practicable, will distribute warrants or other instruments therefor in such form as it may determine to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or (after consultation with the Company) employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders; or

                  (b) if at the time of the offering of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary will use its best efforts to sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sales (net of the fees of the Depositary set forth in Section
5.09 hereof) for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to Section 4.02 hereof; provided further, however, that if by the terms of such rights offering or by reason of applicable law, the Depositary may neither make such rights available to such Holders nor dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse (without incurring liability to any person as a consequence thereof).

                  The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.

                  If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company or the CPO Trustee to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders (i) unless and until a registration statement under the Securities Act of 1933 covering such offering is in effect, or (ii) unless the Company furnishes the Depositary an opinion of counsel for the company in the United States satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Holders of such Receipts are exempt from or do not require registration under the provisions of the Securities Act of 1933. The Company or the CPO Trustee shall have no obligation to register such rights or such securities under the Securities Act of 1933.

                  SECTION 4.06. Conversion of Foreign Currency.   Whenever the
                                ------------------------------
Depositary or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, which in the judgment of the Depositary can at such time be converted on a reasonable basis into dollars distributable to the Holders entitled thereto and transferable to the United States, the Depositary shall, as soon as practicable, convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into dollars, and shall transfer as soon as practicable such dollars (net any of its reasonable and customary expenses incurred in such conversion) to the Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments that entitle the holders thereof to such dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such-distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

                  If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

                  If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into dollars distributable to the Holders entitled thereto, or if any approval or license of any government or authority or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency (without liability for interest thereon) for the respective accounts of, the Holders entitled to receive the same.

                  If any such conversion of foreign currency, in whole or in part, may not be effected for distribution to some Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest thereon) for the account of, the Holders for whom such conversion and distribution is not practicable.

                  SECTION 4.07. Fixing of Record Date. Whenever the Depositary
                                ---------------------
shall receive notice from the Company or CPO Trustee of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of CPOs that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of CPOs, Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary, after consultation with the Company, shall fix a record date (which, to the extent practicable, shall be the same corresponding record date for CPOs or other Deposited Securities set by the Company, the CPO Trustee or Indeval) for the determination of the Holders who shall be entitled to receive such dividend, distribution, rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting or to receive such notice or solicitation or to otherwise take action, or whose Receipts shall evidence such changed number of CPOs. Subject to the provisions of Section 4.02 through 4.06 and to the other terms and conditions of this Deposit Agreement, the Holders at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof, to exercise the rights of Holders hereunder with respect to such changed number of CPOs represented by each American Depositary Share, in proportion to the number of American Depositary Shares held by them respectively.

                  SECTION 4.08. Voting of Deposited Securities. Pursuant to the
                                ------------------------------
provisions of the Trust, Holders may not vote the Shares represented by the CPOs. The voting rights in respect of Shares underlying the CPOs may be voted only by the CPO Trustee, which is required under the Trust to vote the Shares in the same manner as holders of the majority of Shares that are not held in the Trust shall have voted such Shares at the relevant meeting. As soon as practice receipt of notice pursuant to Section 5.06 of a CP General Meeting (as hereinafter defined) or any meeting of holders of other Deposited Securities, the Depositary shall fix a record date, as provided in Section 4.07, for determining the Holders entitled to give instructions for the exercise of voting rights at a CPO General Meeting, if any, and shall mail to the Holders of record a notice which shall contain: (a) such information as is contained in such notice of meeting (including, any information by the CPO Trustee requiring holders of CPOs to give notice of their intention to attend the meeting in person or bar proxy), and (b) a statement the Holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of the Trust or Mexican law and of the Estatutos, (which provisions,
                                                  ---------
if any, shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights at a CPO General Meeting, if any, pertaining to the number of CPOs or other Deposited Securities represented by their respective American Depositary shares evidenced by their respective Receipts. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request, or to cause such notice of intention to attend the meeting to be timely delivered to Indeval.

                  The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees do not, vote the CPOs or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Holder.

                  Holders of CPOs representing at least 10% of the aggregate number of CPOs outstanding may request that the Common Representative call a meeting of holders of CPOs (a "CPO General Meeting"). Whenever any Holder gives a notice to the Depositary or the Custodian containing a request for a CPO General Meeting concerning any business of the Trust or at which holders of CPOs may be entitled to vote, the Custodian shall, as a holder of CPOs, give notice to the Common Representative containing such request in the same form as provided in the notice from such Holder. Such notice by the Custodian shall state that it is given in the Custodian's capacity as the holder of that number of CPOs represented by the American Depositary shares evidenced by the Receipts held by such Holder.

                  In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request from Indeval, through an authorized depositary, not less than two days prior to the date fixed for the meeting, a deposit receipt and must submit such receipt with the institution designated for such purposes in the notice for such meeting on or before the date prior to the date fixed for the meeting. Persons appointed by an, instrument in writing as proxy for a holder or holders of CPOs will be entitled to attend CPO General Meetings. Holders of Receipts will not be treated as holders of CPOs for these purposes.

                  SECTION 4.09. Changes Affecting Deposited Securities. Upon any
                                --------------------------------------
change in par value, split-up, consolidation or any other reclassification of Deposited Securities, any termination or reorganization of the Trust (whether or not a new or successor Trust or CPO Trustee is formed or appointed), or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any CPOs or any other securities that shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and the American Depositary Shares shall thenceforth represent, in addition to existing Deposited Securities, the new Deposited Securities or CPOs so received in exchange, conversion, replacement or otherwise unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms hereof, execute and deliver additional Receipts as in the case of a dividend on the CPOs, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary (after consultation with the Company) may sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and shall allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02.

                  Immediately upon the receipt of written notice from the Company or CPO Trustee as to the occurrence of any such change, conversion or exchange covered by this Section in respect of the Deposited Securities, the Depositary shall give notice thereof in writing if so requested by the Company to all Holders.

                  New CPOs may only be issued to the extent the maximum limit set forth in the CPO Deed has not been exceeded; otherwise, the execution of a new CPO Deed will be required. The Company hereby agrees that it will cause the CPO Trustee to execute a new CPO Deed whenever the limit in the CPO Deed has been exceeded or whenever issuance of new CPOs will cause the limit of the CPO Deed to be exceeded, and, in any such case, will pay any and all fees, costs and expenses necessary for the execution and effectiveness of a new CPO Deed.

                  SECTION 4.10. Available Information. The Company is subject to
                                ---------------------
the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly is required to file certain reports with the Commission. Such reports and information will be available for inspection and copying by Holders at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street (Room 1024), N.W. Washington, D.C. 20549.

                  SECTION 4.11. Transmittal by the Depositary of Company and CPO
                                ------------------------------------------------
Trustee Notices, Reports and Communications.    The Depositary shall make
-------------------------------------------
available for inspection during business hours by Holders at its Principal office and at the principal office of each Custodian copies of this Deposit Agreement, any notices, reports or communications, including any proxy soliciting materials, received from the Company, the CPO Trustee or Indeval which are both (a) received by the Depositary or the Custodian or the nominee of either, as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company, the CPO Trustee or Indeval. The Depositary shall also send to Holders copies of such notices, reports and communications when furnished by the Company or the CPO Trustee to the Depositary pursuant to Section 5.08.

                  The Depositary shall also furnish to the commission semiannually, beginning on or before six months after the effective date of any registration statement filed with the Commission under the Securities Act of 1933 relating to the Receipts, (a) the following information in tabular form:

                  (1) The number of American Depositary Shares evidenced by Receipts issued during the period covered by the report;

                  (2) The number of American Depositary Shares evidenced by Receipts retired during the period covered by the report;

                  (3) The total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period; and

                  (4) The total number of Holders at the end of the six-month period;

and (b) the name of each dealer known to the Depositary depositing CPOs against issuance of Receipts during the period Covered by the report. In connection with such reports relating to the Receipts, the Company and the Depositary shall each furnish to the other the name of each such dealer known to it who (1) has deposited CPOs against the issuance of receipts relating to each reporting period (including the six months prior to filing such registration statement),
(2) proposes to deposit CPOs against the issuance of Receipts (as to each such person indicating the number of CPOs proposed to be deposited to the extent known), or (3) assisted or participated in the creation of any plan for the issuance of Receipts or the selection of CPOs to be deposited.

                  SECTION 4.12. Lists of Receipt Holders. Promptly upon written
                                ------------------------
request by the Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares of all Holders.

                  SECTION 4.13. Withholding. In connection with any distribution
                                -----------
to Holders, the CPO Trustee, the Company or its agent or the Depositary or its agent, as appropriate, will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Company, the CPO Trustee, Indeval, the Custodian or the Depositary, as the case may be, and owing to such authority or agency. The Depositary will forward to the CPO Trustee or the Company or its agent such information from its records as the Company or the CPO Trustee may reasonably request to enable the CPO Trustee or the Company or its agent to file necessary reports with governmental authorities or agencies. Notwithstanding any other provision of this Deposit Agreement, in the event that the Depositary determines that any distribution in property (including CPOs or rights to subscribe therefor) is subject to any tax or other governmental charge or assessment which the Depositary or the Custodian is obligated to withhold, the Depositary may (after consultation with the Company) dispose of all or a portion of such property (including CPOs and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, charges or assessments by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes, charges or assessments to the Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall, if feasible without withholding for or on account of taxes or other governmental charges, without registration of such CPOs under the Securities Act of 1933 and otherwise in compliance with applicable law, distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

                  SECTION 4.14. The Trust. The CPO Trust Agreement has been
                                ---------
authorized by the General Directorate of Foreign Investments (Direccion General de Inversiones Extranjeras). The CPO Trust Agreement is registered with the National Registry of Foreign Investment (Registro Nacional de Inversiones Extranjeras) ("RNVI"). The National Banking Commission of Mexico (Comision Nacional Bancaria) has authorized the issuance of CPOs by the CPO Trustee. Registration of the CPOs upon their issuance in the Securities Section (Seccion de Valores) and in the Special Section (Seccion Especial) of the RNVI has been approved by the CNV.

                  Upon termination of the Trust, the parties to the Trust anticipate that CPOs will be exchanged for CPOs issued pursuant to the trust agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as Settlor, and Nacional Financiera, S.N.C., as Trustee, and acknowledged by Indeval (the "CPO Master Trust"). In such event, the parties to this Deposit Agreement shall, subject to the provisions of Section 6.01, make such amendments (if any) to the Deposit Agreement as may be necessary or appropriate to give effect to the substitution as Deposited Securities of CPOs issued under the CPO Master Trust for CPOs issued under the Trust, including any amendments with respect to the consequences of termination of the Trust as provided in Section 6.02.

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------

                  SECTION 5.01. Maintenance of Office and Transfer Books by the
                                -----------------------------------------------
Depositary. Until termination of this Deposit Agreement in accordance with its
----------
terms, the Depositary shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

                  The Depositary shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders, provided that such inspection shall not be, to the Depositary's knowledge, for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement, Receipts, the CPOs, the Shares, or the Estatutos.
                   ---------

                  After consultation with the Company or upon a reasonable request of the Company, the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder.

                  If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary or its agent shall act as Registrar or, with the written request or with the written approval of the Company, appoint a Registrar or one or more co-registrars for registry of Receipts and transfers, combinations and split-ups, and to countersign Receipts in accordance with any requirements of such exchange or exchanges in accordance with the terms of such appointments. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the written request or with the written approval of the Company. The Depositary, upon the written request or with the prior written approval of the Company, may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. Such co-transfer agents may be removed and substitutes appointed by the Depositary upon the written request or with the written approval of the Company. Each Receipt registrar, co-registrar or co-transfer agent appointed under this Section 5.01 shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

                  The Depositary may perform its obligations under this Section
5.01 through any agent appointed by it, provided that the Depositary shall remain responsible for the performance of such obligations as if no agent were appointed.

                  The Company shall have the right to inspect the transfer and registration records of the Depositary relating to the Receipts, to take copies thereof and to request the Depositary, the Registrar and any co-transfer agents or co-registrars to supply copies of such portions of such records as the Company may reasonably request.

                  SECTION 5.02. Prevention or Delay in Performance.  Neither the
                                ----------------------------------
Depositary, nor the Company, nor any of their directors, employees, agents or affiliates shall incur any liability to any Holder or any other person, if, by reason of any provision of any present or future law, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Estatutos, the Trust or the CPO Deed or the provisions of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary, its agents or the Company, or its agents, shall be prevented or forbidden from or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed; nor shall the Depositary or its agents or the Company or its agents incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement, the Estatutos, the CPO Trust and the CPO deed. Where, by the terms of a distribution pursuant to Sections 4.02, 4.03, or 4.04 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.05 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any such rights, if applicable, to lapse.

                  SECTION 5.03. Obligations of the Depositary, the Custodian and
                                ------------------------------------------------
the Company.   The Company and its agents assume no obligation and shall be
-----------
subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons except that it agrees to perform its obligations set forth in this Deposit Agreement without negligence or bad faith.

                  Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons (including without limitation, liability with respect to the validity or worth of the Deposited Securities), except that it agrees to perform its duties set forth in this Deposit Agreement without negligence or bad faith. Each of the Company and the Depositary and their respective agents undertakes to perform such duties and only such duties as are specifically set forth in this Deposit Agreement, and no implied covenants or obligations shall be read into this Deposit Agreement against the Company, the Depositary or their respective agents.

                  Without limitation of the foregoing, neither the Depositary, nor any of its agents, nor the Company nor any of its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no

Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person by or on behalf of whom CPOs are presented for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents, and the Company and its agents may rely and shall be protected in acting or not acting upon any written notice, request or other document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

                  The Company and the Depositary and their agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote or failure to vote, provided that such action or omission is in good faith and in accordance with the terms of this Agreement. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.

                  SECTION 5.04. Resignation and Removal of the Depositary;
                                ------------------------------------------
Appointment of Successor Depositary. The Depositary may at any time resign as
-----------------------------------
Depositary hereunder by 60 days written notice of its election so to do delivered to the Company, such resignation to be effective upon the appointment of a successor depositary satisfactory to the Company and its acceptance of such appointment as hereinafter provided, which appointment shall be on terms satisfactory to the Company in its sole discretion.

                  The Depositary may at any time be removed by the Company by 60 days written notice, such removal to take effect upon the appointment of a successor depositary satisfactory to the Company and its acceptance of such appointment as hereinafter provided, which appointment shall be on terms satisfactory to the Company in its sole discretion.

                  In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall within 30 days promptly mail notice of its appointment to the Holders.

                  Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

                  SECTION 5.05. The Custodian. The Depositary has initially
                                -------------
appointed the office of Citibank, N.A., Sucursal en Mexico as Custodian and agent of the Depositary for the purpose of this Deposit Agreement. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If, upon such resignation, there shall be no custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian approved by the Company that is organized under the laws of Mexico which shall thereafter be the Custodian hereunder. Whenever the Depositary determines, in its discretion, that it is in the best interest of the Holders to do so, it may appoint an additional custodian approved by the company, or discharge the Custodian and appoint a substitute custodian approved by the Company, which shall thereafter be Custodian hereunder. Upon demand of the Depositary, any Custodian shall deliver such of the Deposited Securities held by it as are requested of it to any other Custodian or such substitute or additional Custodian or Custodians. Each such substitute or additional Custodian shall deliver to the Depositary forthwith upon its appointment, an acceptance of such appointment and agreement to be bound by the terms hereof, satisfactory in form and substance to the Depositary. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders, each other Custodian and the Company.

                  Upon the appointment of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

                  SECTION 5.06. Notices and Reports. On or before the first date
                                -------------------
on which the Company or the common Representative gives notice, by publication or otherwise, of any meeting of holders of Shares, or other Deposited Securities, or CPO General Meeting, or of any adjourned meeting of such holders, or of the taking of any action by such holders of Shares or CPOs or other Deposited Securities other than at a meeting or in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company shall transmit to the Depositary and the Custodian a copy in English of the notice thereof in the form given or to be given to holders of Shares or CPOs, or other Deposited Securities.

                  The Depositary will arrange for the prompt transmittal by the Custodian to the Depositary of such notices and any other reports and communications which are made generally available by the Company or the Common Representative to holders of its Shares or CPOs, and arrange for the mailing, at the Company's expense, of copies thereof to all Holders or, at the request of the Company, make such notices, reports and other communications available to all Holders on a basis similar to that for holders of CPOs or other Deposited Securities or on such other basis as the Company may advise the Depositary may be required by any applicable law, regulation or stock exchange requirement. The Company also will transmit to the Depositary such English translation of any such notices, reports or other communications. The Company will deliver to the Depositary and the Custodian a copy of the provisions governing the CPOs, and a copy of the Estatutos governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company, and promptly upon any amendment thereto or change therein, the Company shall deliver to the Depositary and the Custodian a copy of such amendment thereto or change therein. The Depositary may rely upon such copy for all purposes of this Deposit Agreement. The Depositary will make such copy and such notices, reports and other communications available for inspection by Holders at the Depositary's Office, at the office of the Custodian and at any other designated transfer offices.

                  SECTION 5.07. Issuance of Additional CPOs, Etc. The Company
                                --------------------------------
agrees that in the event of any issuance (otherwise than in a free distribution pursuant to Section 4.04 hereof) of (a) additional CPOs or Shares or of other securities, (b) rights to subscribe for CPOs or Shares or other Deposited Securities, (c) securities convertible or exchangeable into Shares or CPOs, or
(d) rights to subscribe for such securities, in each case as a dividend or distribution with respect to the CPOs or Shares or other Deposited Securities evidenced by Receipts, which is subject to registration under the Securities Act of 1933, it will take all steps reasonably necessary to ensure that no violation by the Company or the Depositary of the Securities Act of 1933 will result from such issuance.

                  The Company agrees with the Depositary that neither the Company nor any affiliate of the Company will at any time deposit any Shares or CPOs either upon original issuance or upon a sale of CPOs previously issued and reacquired by the Company or affiliate of the Company, the CPO Trustee or by any such controlled or controlling company or Trust, unless (i) a Registration Statement is in effect as to such CPOs under the Securities Act of 1933, (ii) such deposit, and the issuance of Receipts in respect thereof, is exempt from registration under the Securities Act of 1933 or (iii) the Company directs the Depositary to adopt an alternative method of distributing such Shares or CPOs, as contemplated by the proviso to Section 4.04.

                  SECTION 5.08. Indemnification. (a) The Company shall
                                ---------------
indemnify, defend and save harmless the Depositary and the Custodian, against any loss, liability, tax or expense (including reasonable fees and expenses of counsel) that may arise out of acts performed or omitted in connection with this Deposit Agreement, the Receipts (and the Deposited Securities represented thereby (including without limitation any exchange or conversion thereof)), as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or the Custodian, except to the extent that such loss, liability, tax or expense is due to negligence or bad faith of, or breach of this Deposit Agreement or any other agreement with the Company relating to the facility created hereby by, either of them, and, except to the extent that such loss, liability, tax or expense arises out of information relating to the Depositary or the Custodian, as applicable, furnished in writing to the Company by the Depositary or the Custodian, as applicable, expressly for use in any registration statement, proxy statement, prospectus or preliminary prospectus relating to the CPOs represented by the ADSs, or omissions from such information, or (ii) by the Company or any of its agents other than the Depositary or the Custodian.

                  (b) The Depositary agrees to indemnify the Company and to hold it harmless from any loss, liability, tax or expense (including fees and expenses of counsel) that may arise out of (i) acts performed or omitted to be performed by the Depositary or Custodian due to their negligence or bad faith or
(ii) breach of this Deposit Agreement.

                  (c) Any person seeking indemnification hereunder (an "Indemnified Person") shall notify the person from whom it is seeking indemnification (the "Indemnifying Person") of the commencement of any indemnifiable action or claim promptly after such Indemnified Person becomes aware of such commencement and shall consult in good faith with the Indemnifying

Person as to the conduct of the defense of such action or claim, which defense shall be reasonable under the circumstances. No Indemnified Person shall compromise or settle any action or claim without the consent in writing of the Indemnifying Person.

                  (d) The obligations set forth in this Section 5.08 shall survive the termination of this Deposit Agreement and the succession or substitution of any person indemnified hereby.

                  SECTION 5.09. Charges of Depositary. The Depositary shall
                                ---------------------
charge any party who makes a deposit or to whom Receipts are issued or any party who makes a withdrawal or who surrenders Receipts a fee of up to $5.00 or less per 100 American Depositary Shares (or portion thereof). In addition, the Depositary shall charge to the Holders a fee of up to $2.00 per 100 American Depositary Shares (or portion thereof) for any cash distribution made pursuant to this Deposit Agreement including but not limited to Sections 4.02 through
4.05 hereof. The foregoing charges shall not be imposed to the extent prohibited by the rules of any securities exchange on which the American Depositary Shares are admitted for trading. In addition, any party who makes a deposit or to whom Receipts are issued, any party who makes a withdrawal or who surrenders a Receipt, and Holders shall pay such expenses or fees as set forth in Exhibit B as being payable by them.

                  The Company agrees to pay the expenses, fees or charges of the Depositary and the Registrar, co-transfer agent and co-registrar, if any, as indicated in Exhibit B hereto to be paid by the Company and in accordance with the written agreements between the Company and the Depositary from time to time. Responsibility for payment of such charges may at any time and from time to time be changed by written agreement between the Company and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months. The Company will not be charged for, and will have no liability to pay, the charges and expenses of the Custodian, nominee or any other agent of the Depositary.

                  SECTION 5.10. Maintenance of Records and Documents. The
                                ------------------------------------
Depositary agrees to maintain or cause its agents to maintain records of all Receipts surrendered and Deposited Securities withdrawn under Section 2.05, substitute Receipts delivered under Section 2.07, and of cancelled or destroyed Receipts under Section 2.08, in keeping with procedures ordinarily followed by stock transfer agents located in The City of New York or as required by applicable law. The Depositary is authorized to destroy those documents, records, bills and other data compiled during the term of this Deposit Agreement at times consistent with such procedures or applicable law.

                  SECTION 5.11. Certain Rights of the Depositary; Limitations.
                                ---------------------------------------------
Subject to the further terms and provisions of this Section 5.11, Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive CPOs from the Company, the CPO Trustee, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records on behalf of the Company or the CPO Trustee, in respect of the CPOs. Such evidence of rights shall consist of written blanket or specific guarantees of-ownership of CPOs furnished on behalf of the holder thereof. In its capacity as Depositary, Citibank, N.A. shall not lend CPOs or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of CPOs pursuant to Section 2.02 and (ii) deliver CPOs prior to the receipt and cancellation of Receipts pursuant to Section 2.05, including Receipts which were issued under (i) above but for which CPOs may not have been received (any such issuance of Receipts or delivery of CPOs being a "Pre-Release"). The Depositary may receive Receipts in lieu of CPOs under (i) above and receive CPOs in lieu of Receipts under (ii) above. Each Pre-Release shall be (a) accompanied by a written representation by the person or entity (the "Applicant") to whom Receipts are issued or CPOs delivered that at the time the Depositary issues such Receipts or delivers such CPOs, the Applicant or its customer owns the CPOs or Receipts to be delivered to the Depositary, (b) subject to a written representation by the Applicant or its customer that it will hold such CPOs or Receipts in trust for the Depositary until their delivery to the Depositary or Custodian, reflect on its records the Depositary as owner of such CPOs or Receipts and deliver such CPOs or Receipts upon the Depositary's request on termination of the Pre-Release, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it under (i) above and outstanding at any time generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which CPOs are on deposit with the Depositary or Custodian and that the CPOs released by it pursuant to (ii) above and outstanding at any time generally will not exceed 30% of the CPOs that remain on deposit with the Custodian; provided, however, that the Depositary reserves the right to change or disregard such limits from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Receipts and CPOs involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.

                  The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral provided by an Applicant.

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

                  SECTION 6.01. Amendment. The form of the Receipts and any
                                ---------
provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the execution and delivery of Receipts and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with the mandatory provisions of applicable law and the provisions governing CPOs.

                  SECTION 6.02. Termination. The Depositary shall, at any time
                                -----------
at the written direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. At any time 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04, this Deposit Agreement shall automatically terminate on said 60th day after delivery of such notice. The Depositary shall mail notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. On and after the date of termination, the Holder will, upon surrender of such Receipt at the Corporate Trust Office of the Depositary, upon the payment of the fees of the Depositary for the surrender of Receipts referred to in Section 2.05 and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions, set forth in
Section 2.05, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the fees of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of two years from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest, for the pro rata benefit of the Holders which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the fees of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof

                  Notwithstanding anything to the contrary in this Section 6.02, this Deposit Agreement, unless otherwise extended by the Company and the Depositary, shall automatically terminate on the date of the termination of the Trust, which will be May 24, 1998, unless CPOs are exchanged for CPOs issued pursuant to the CPO Master Trust, in which case the provisions of Section 4.14 shall supersede any inconsistent provisions of this Section 6.02. The Depositary will not charge its deposit or withdrawal fees in case of exchange of CPOs for CPOs issued pursuant to the CPO Master Trust.

                                   ARTICLE VII

                                  MISCELLANEOUS

                  SECTION 7.01. Counterparts. This Deposit Agreement may be
                                ------------
executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and each Custodian and shall be open to inspection by any Holder during business hours.

                  SECTION 7.02. No Third Party Beneficiaries.   This Deposit
                                ----------------------------
Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

                  SECTION 7.03. Severability. In case any one or more of the
                                ------------
provisions contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

                  SECTION 7.04.  Holders and Parties; Binding Effect.  The
                                 -----------------------------------
Holders from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

                  SECTION 7.05. Notices.Any and all  notices  to be given to
                                -------
the Company shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to GRUPO RADIO CENTRO, S.A.
DE C.V.,  Articulo  123 No. 90, Col. Centro,  C.P.  06050,  Mexico,  D.F.,
Attention: Chief Financial Officer, facsimile number (525) 518-4286, or to any other address which the Company may specify in writing.

                  Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, Attention: ADR Department, facsimile number (212) 825-5398, or to any other address which the Depositary may specify in writing.

                  Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

                  Delivery of a notice sent by mail, air courier or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission. received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

                  SECTION 7.06. Governing Law. This Deposit Agreement and the
                                -------------
Receipts shall be interpreted under, and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York, U.S.A.

                  SECTION 7.07. Assignment.   This Deposit Agreement may not be
                                ----------
assigned  by either the Company or the Depositary.

                  SECTION 7.08. Compliance With U.S. Securities Laws.
                                ------------------------------------
Notwithstanding anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Instruction I A(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

                  IN WITNESS WHEREOF, GRUPO RADIO CENTRO, S.A. DE C.V. AND CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all holders shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                            GRUPO RADIO CENTRO, S.A. DE C.V.


                                            By:   /s/ Adrian Aguirre Gomez
                                               ---------------------------------
                                                   Name:   ADRIAN AGUIRRE GOMEZ
                                                   Title: Attorney-in-Fact



                                            By:   /s/ Carlos Aguirre Gomez
                                               ---------------------------------
                                                     Name:  CARLOS AGUIRRE GOMEZ
                                                     Title:  Attorney-in-Fact



                                            CITIBANK, N.A.


                                            By:---------------------------------
                                                     Achson Chin
                                                     Vice President

                  IN WITNESS WHEREOF, GRUPO RADIO CENTRO, S.A. DE C.V. AND CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all holders shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                            GRUPO RADIO CENTRO, S.A. DE C.V.


                                            By:
                                               ---------------------------------
                                                   Name:
                                                   Title: Attorney-in-Fact



                                            By:
                                               ---------------------------------
                                                   Name:
                                                   Title:  Attorney-in-Fact



                                            CITIBANK, N.A.


                                            By:   /s/ Achson Chin
                                               ---------------------------------
                                                      Achson Chin
                                                      Vice President

                                   EXHIBIT A
                           (FORM OF FACE OF RECEIPT)

Number

                           PURSUANT TO THE PROVISIONS
                        OF THE TRUST AGREEMENT, HOLDERS
                      MAY NOT VOTE THE SHARES REPRESENTED
                      BY THE CERTIFICADOS DE PARTICIPACION
                                   ORDINARIOS




                                                    AMERICAN DEPOSITARY SHARES
                                                      (EACH REPRESENTING 9 CPOs)


                          AMERICAN DEPOSITARY RECEIPT
                                   EVIDENCING
                           AMERICAN DEPOSITARY SHARES
                                  representing
                    CERTIFICADOS DE PARTICIPACION ORDINARIOS
                       representing financial interest in
                             SERIES A COMMON STOCK
                                       OF
                        GRUPO RADIO CENTRO, S.A. DE C.V.
           (Incorporated under the laws of The United Mexican States)

                  CITIBANK, N.A. a national banking association organized and existing under the laws of the United States of America, as Depositary (the "Depositary"), such Depositary's principal office being located at 111 Wall
Street, New York, New York 10043, hereby certifies that                        ,
or registered assigns, is the owner of                                American
Depositary Shares, representing deposited Certificados de Participacion Ordinarios ("CPOs") (or, subject to the terms of the Deposit Agreement (as hereinafter defined) evidence of rights to receive such CPOs) issued by Nacional

Financiera, S.N.C. (the "CPO Trustee"). Each CPO represents financial interest in 1 (one) share of Series A Common Stock, without par value, of GRUPO RADIO CENTRO, S.A. DE C.V., a corporation organized under the laws of The United Mexican States (the "Company").

                  At the date hereof each American Depositary Share represents nine (9) CPOs deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Citibank, N.A., Sucursal en Mexico (the "Custodian"). The ratio of-American Depositary Shares to CPOs is subject to change as provided in Article IV of the Deposit Agreement.

                  (1)   The Deposit Agreement. This American Depositary
                        ---------------------
Receipt is one of an issue (herein called the "Receipts"), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of June 30, 1993 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary and all Holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Deposit Agreement sets forth the rights of Holders and the rights and duties of the Depositary in respect of the CPOs deposited thereunder and any and all other securities, property and cash from time to time received in respect of such CPOs and held thereunder (such CPOs, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Terms used and not defined herein shall have the same meaning as in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.

                  (2)   Surrender of Receipts and Withdrawal of Deposited
                        -------------------------------------------------
Securities.     Upon surrender at the Principal Office of the Depositary of this
----------
Receipt for the purpose of withdrawal of the Deposited Securities represented hereby, and upon receipt of payment of all fees (including the fee of the Depositary for cancellation of this Receipt), expenses, taxes, and governmental charges, if any, payable in connection with such surrender, and written instructions of the Holder of this Receipt, subject to the terms and conditions of the Deposit Agreement, the Trust, the Estatutos and to the provisions of or
                                         ---------
governing Deposited Securities, the Holder hereof is entitled to (a) physical delivery, to him or upon his order, of the Deposited Securities other than CPOs, at the time represented by this Receipt or (b) with respect to CPOs (and to other Deposited Securities that are issuable and transferable in book-entry form, and cannot be withdrawn in certificated form), electronic transfer, through Indeval, of such deposited securities to an account in the name of the Holder or such other name as specified in such written instructions. In accordance with the terms of the Trust and the CPO Deed, holders of CPOs are not entitled to receive physical certificates evidencing such CPOs. Such delivery will be made without unreasonable delay and, at the option of the Holder hereof, either at the office of any Custodian or at the Principal Office of tfie Depositary, provided that the forwarding of certificates evidencing Deposited Securities, if any, for such delivery at the Principal Office shall be at the risk and expense of the Holder hereof.

                  (3)   Transfers, Split-ups and Combinations. The transfer
                        -------------------------------------
of this Receipt is registrable on the books of the Depositary by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt to the Principal Office of the Depositary properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by any applicable laws and upon compliance with such regulations, if any, as the Depositary may establish; provided, however, that, subject to article (23) of this Receipt, the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Company (on its own behalf or on behalf of the Trust) may require (a) payment from the depositor of CPOs, the presenter of a Receipt, Holder or the presenter of written instructions, of a sum sufficient to reimburse it for any tax or other governmental charge and any Share or CPO transfer or registration tax or fee with respect thereto (including any such tax, charge, or fee with respect to CPOs being deposited or withdrawn) and payment of any applicable fees as provided in article (6) of this Receipt, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature and (c) compliance with any laws or governmental regulations relating to American Depositary Receipts, the withdrawal of Deposited Securities and such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of the Deposit Agreement.

                  The Depositary may refuse to execute and to deliver Receipts, register the transfer of any Receipt, or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval or other information as it may deem necessary or proper in accordance with applicable laws and regulations and the terms of the Deposit Agreement.

                  The delivery of Receipts against deposits of CPOs may be suspended or withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer generally may be suspended, during any period when the transfer books of the Depositary, the CPO Trustee, Indeval, or the Company (or any other agent for the transfer and registration of CPOs or Shares) are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time because of any requirement of law or of any governmental body or commission or in accordance with the Deposit Agreement, the Estatutos or the
                                                            ---------
provisions of or governing Deposited Securities, or for any other reason.

                  The Depositary and the Custodian may refuse to accept CPOs for deposit whenever notified that the Company has restricted transfer of such CPOs to comply with the disclosure requirements referred in Sections 2.06, 3.04 and
3.05 of the Deposit Agreement.

                  Notwithstanding any provision of the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as permitted in General Instructions IA(1) to Form F-6 (as may be amended from time to time) under the Securities Act of 1933. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any CPOs or other Deposited Securities, which, if sold by the holder thereof in the United States or its territories, would be subject to the registration provisions of the United States Securities Act of 1933, as from time to time amended, unless a registration statement is in effect as to such CPOs or other Deposited Securities.

                  (4)   Liability of Holder For Taxes.  If any Mexican tax or
                        -----------------------------
other governmental charge or assessment imposed under applicable laws shall become payable with respect to any Deposited Securities represented hereby, such tax, other governmental charge or expense shall be payable by the Holder hereof to the Depositary. The Depositary may refuse, and the Company shall be under no obligation to effect any transfer, split up or combination of this Receipt or any deposit or withdrawal of Deposited Securities represented hereby until such payment is made, and may withhold or deduct any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, other governmental charge or expense, the Holder hereof remaining liable for any deficiency.

                  (5)   Warranties by Depositor.  Each person depositing CPOs
                        -----------------------
under the Deposit Agreement shall be deemed thereby to represent and warrant that such CPOs and the Shares represented thereby and each certificate therefor, if any, are validly issued and outstanding, fully paid and non-assessable and free of any preemptive rights, if any, and that the person making such deposit is duly authorized so to do. Such person shall also be deemed to represent (i) that CPOs deposited by that person are not Restricted Securities and (ii) that the deposit of CPOs or sale of Receipt by that person is not restricted, under the Securities Act of 1933. Such representations and warranties shall survive the deposit of CPOs and issuance and cancellation of Receipts.

                  (6)   Charges of Depositary.   The Depositary shall charge
                        ---------------------
any party who makes a deposit or to whom Receipts are issued or any party who makes a withdrawal or who surrenders Receipts a fee of up to $5.00 or less per 100 American Depositary Shares (or portion thereof). In addition, the Depositary shall charge to the Holders a fee of up to $2.00 per 100 American Depositary Shares (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement (including, but not limited to, Sections 4.02 through 4.05 thereof). The foregoing charges shall not be imposed to the extent prohibited by the rules of any securities exchange on which the American Depositary Shares are admitted for trading. Holders will also pay such charges, taxes, and other expenses as specified in the Deposit Agreement and Exhibit B thereto.

                  (7)   Filing Proofs, Certificates, and Other Information.
                        --------------------------------------------------
Any person presenting CPOs for deposit or any Holder may be required from time to time to file with the Depositary or the Custodian such proof of citizenship, residence or exchange control approval, if applicable, payment of all applicable Mexican taxes or other governmental charges, compliance with all applicable laws, regulations, and provisions of or governing Deposited Securities and, the terms of the Deposit Agreement, and legal or beneficial ownership of Receipts, Deposited Securities and other securities, and the nature of such interest, or to provide information relating to the registration on the books of the Company or the Trust (or the appointed agent of the Company or the Trust for transfer and registration of CPOs including Indeval) of the CPOs presented for deposit or other information, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may require by written request to the Depositary consistent with its obligations as thereunder. The Depositary may withhold execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary's satisfaction. The Depositary shall, upon the Company's written request, provide the Company and the CPO

Trustee, in a timely manner, with copies, or originals if necessary and appropriate, of (i) any such proofs and certificates which the Depositary receives, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from the Holders.

                  (8)   Disclosure of Interests. The Company, the Depositary
                        -----------------------
or the Custodian may from time to time request Holders to provide information as to the capacity in which, they hold or held Receipts and regarding the identity of any other persons then or previously-interested in such Receipts and the nature of such interest and various other matters. Each such Holder agrees to provide promptly any such information after request by the Company, the Depositary or the Custodian pursuant to this article.

                  (9)   Ownership Restrictions. The Company may restrict
                        ----------------------
transfers of the CPOs where such transfer might result in ownership of CPOs exceeding the limits under applicable law, the Trust or the CPO Deed, if any. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of CPOs represented by the American Depositary Shares owned by a single Holder to exceed the limits under any applicable law, the Trust or the CPO Deed, if any. The company may instruct the Depositary to take action at the Company's expense with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the CPOs represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law. Subject to Sections 5.03 and 5.08 of the Deposit Agreement, the Depositary shall use its reasonable efforts to comply with the Company's instructions as to Receipts in respect of any such enforcement or limitation and Holders shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such instructions.

                  It is expressly acknowledged by the Holders that in accordance with the provisions governing the Trust and under Mexican Law, Holders and holders of CPOs are not entitled to withdraw the Shares underlying the CPOs for the term of duration of the Trust, and withdrawal of Shares will be made only by persons eligible to hold Shares, as provided in the Estatutos.

                  (10)  Title to Receipts.   It is a condition of this Receipt,
                        -----------------
and every successive Holder hereof by accepting or holding the same consents and agrees, that title to this Receipt (and to the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary, may deem and treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes.

                  (11)  Validity of Receipt.  This Receipt shall not be
                        -------------------
entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a Registrar for the Receipts shall have been appointed, such signature may be a facsimile if this Receipt is countersigned by the manual signature of a duly authorized officer of such Registrar.

                  (12)  Available Information.  The Company is subject to the
                        ---------------------
periodic reporting requirements of the Securities Exchange Act of 1934 and is required to accordingly file certain reports with the Commission. Such reports and information will be available for inspection and copying by Holders at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street (Room 1024), N.W., Washington, D.C. 20549.


Dated:

Countersigned                               CITIBANK, N.A.,
                                                as Depositary


By: ------------------------                By: ------------------------
      Authorized Officer                         Vice President


                  The address of the Principal office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043.

(FORM OF REVERSE OF RECEIPT)

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
OF THE DEPOSIT AGREEMENT

                  (13)  Dividends and Distributions; Rights.   Whenever the
                        -----------------------------------
Custodian or the Depositary shall receive any cash dividend or other cash distribution on any Deposited Securities, the Depositary or the Custodian will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars distributable to the Holders entitled thereto and, subject to the provisions of the Deposit Agreement, as soon as practicable convert such dividend or distribution into United States dollars and will remit the amount thus received to the Depositary which shall, after fixing a record date pursuant to Section 4.07 of the Deposit Agreement, distribute such amount to the Holders of record on the Record Date, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively after deduction or upon payment of the fees, if any, and expenses of the Depositary; provided, however, that the Depositary (i) shall make appropriate adjustments in the amount so distributed in respect of any of such Deposited Securities being not entitled, by reason of its date of issuance or otherwise, to receive all or any portion of such distribution and (ii) the amount distributed will be reduced by any amounts required to be withheld by the Company, the CPO Trustee, the Depositary or the Custodian in respect of taxes or other governmental charges. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders then outstanding. If in the judgment of the Depositary, amounts received in foreign currency may not be converted on a reasonable basis into United States dollars distributable to the Holders entitled thereto, or may not be so convertible for all of the Holders entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold (without liability for interest thereon) such balance for the account of, the Holders entitled thereto. If in the opinion of the Depositary any distribution other than cash or CPOs upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any sale (after deduction of any taxes and fees, if any, and expenses of the Depositary) will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash. If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to the Holders of record of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of CPOs received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the number of CPOs represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions set forth in the Deposit Agreement. In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional CPOs, Shares or any rights of any other nature and the Company or CPO Trustee as a holder of Shares shall offer or cause to be offered to the holders of CPOs the right to instruct the Company or the CPO Trustee, as the case may be, to subscribe for such holders' proportionate share of such additional Shares, CPOs, or other securities, the Depositary, after consultation with the Company, will have discretion as to whether such rights are to be made available to the Holders or in disposing of such rights on behalf of such Holders or in allowing such rights to lapse; provided, however, that the Depositary may, and if requested by the Company shall, either (a) make such rights available to all Holders or certain Holders but not others by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the account of the Holder otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise and distribute such net proceeds to the extent practicable as in the case of cash dividends. If by the terms of such rights offering or by reason of applicable law, the Depositary may neither make such rights available to such Holders nor dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse (without incurring liability to any person as a consequence thereof).

                  The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.

                  If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company to offer such rights to Holders and sell the securities represented by such rights, the Depositary will not offer such rights to the Holders (i) unless and until a registration statement under the Securities Act of 1933 covering such offering is in effect, or (ii) unless the Company furnishes the Depositary an opinion of counsel for the Company in the United States satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Holders of such Receipts are exempt from or do not require registration under the provisions of the Securities Act of 1933. The Company or the CPO Trustee shall have no obligation to register such rights or such securities under the Securities Act of 1933.

                  (14)  Record Dates.  Whenever the Depositary shall receive
                        ------------
notice from the Company or CPO Trustee of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued, or whenever for any reason the Depositary causes a change in the number of CPOs that are represented by each American Depositary Share with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of CPOs, Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary, after consultation with the Company, will fix a record date (which, to the extent practicable, shall be the same corresponding record date for CPOs or other Deposited Securities set by the Company, the CPO Trustee or Indeval) for the determination of the Holders who will be entitled to receive such dividend, distribution, rights or the net proceeds of the sale thereof, or changed number of CPOs, or to give instructions for the exercise of voting rights at any such meeting, or to receive such notice or solicitation, or to otherwise take action, or to give or withhold such consent, subject to the provisions of the Deposit Agreement.

                  (15)  Voting of Deposited Securities.   Pursuant to the
                        ------------------------------
provisions of the Trust, Holders may not vote the Shares represented by the CPOs. The voting rights in respect of Shares underlying the CPOs may be voted only by the CPO Trustee, which is required under the Trust to vote the Shares in the same manner as holders of the majority of Shares that are not held in the Trust shall have voted such Shares at the relevant meeting. As soon as practicable after after receipt of notice pursuant to Section 5.06 of the

Deposit Agreement of a CPO General Meeting (as hereinafter defined) or any meeting of holders of other Deposited Securities, the Depositary shall fix a record date, as provided in Section 4.07 of the Deposit Agreement, for determining the Holders entitled to give instructions for the exercise of voting rights at a CPO General Meeting, if any, and shall mail to the Holders of record a notice which shall contain: (a) such information as is contained in such notice of meeting (including any statement by the CPO Trustee requiring holders of CPOs to give notice of their intention to attend the meeting in person or by proxy), and (b) a statement that the Holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of the Trust or Mexican law and of the Estatutos (which provisions, if any, shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights at a CPO General Meeting, if any, pertaining to the number of CPOs or other Deposited Securities represented by their respective American Depositary Shares evidenced by their respective Receipts. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request, or to cause such notice of intention to attend the meeting to be timely delivered to Indeval.

                  The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees do not, vote the CPOs or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Holder.

                  Holders of CPOs representing at least 10% of the aggregate number of CPOs outstanding may request that the Common Representative call a meeting of holders of CPOs (a "CPO General Meeting"). Whenever any Holder gives a notice to the Depositary or the Custodian containing a request for a CPO General Meeting concerning any business of the Trust or at which holders of CPOs may be entitled to vote, the Custodian shall, as a holder of CPOs, give notice to the Common Representative containing such request in the same form as provided in the notice from such Holder. Such notice by the Custodian shall state that it is given in the Custodian's capacity as the holder of that number of CPOs represented by the American Depositary Shares evidenced by the Receipts held by such Holder.

                  In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request from Indeval, through an authorized depositary, not less than two days prior to the date fixed for the meeting, a deposit receipt and must submit such receipt with the institution designated for such purposes in the notice for such meeting on or before the date prior to the date fixed for the meeting. Persons appointed by an instrument in writing as proxy for a holder or holders of CPOs will be entitled to attend CPO General Meetings. Holders of Receipts will not be treated as holders of CPOs for these purposes.

                  (16)  Chances Affecting Deposited Securities.  Upon any
                        --------------------------------------
change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, any termination or reorganization of the Trust (whether or not a new or successor trust or CPO trustee is formed or appointed) upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any CPOs or any other securities which shall be received by the Depositary or a custodian in exchange for, in conversion of or replacement or otherwise in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to existing Deposited Securities, the new Deposited Securities or CPOs so received in exchange, conversion, replacement or otherwise, unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary (after consultation with the Company) may sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and shall allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash.

                  (17)  Reports; Inspection of Transfer Books.  The Depositary
                        -------------------------------------
will make available for inspection during business hours by Holders at its Principal office and at the principal office of each custodian copies of the Deposit Agreement, any notices, reports or communications received from the Company, the CPO Trustee or Indeval, including any proxy soliciting material, which are both (a) received by the Depositary, the Custodian or the nominee of either, as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company, the CPO

Trustee or Indeval. The Depositary will also send to Holders copies of such notices, reports and communications when furnished by the Company or the CPO Trustee to the Depositary as provided in the Deposit Agreement. The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Company and Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

                  (18)  Withholding.   In connection with any distribution to
                        -----------
Holders, the CPO Trustee, the Company or its agent or the Depositary or its agent, aso appropriate, will remit to the appropriate governmental authority or agency all amounts (if any) withheld and owing to such authority or agency. The Depositary will forward to the Company or its agent such information from its records as the Company or the CPO Trustee may reasonably request to enable the CPO Trustee or the Company or its agent to file necessary reports with governmental authorities or agencies, and the Custodian, the Depositary or the Company or its agents may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders. Notwithstanding any other provisions of the Deposit Agreement, in the event that the Depositary determines that any distribution in property (including CPOs or rights to subscribe therefor) is subject to any tax or other governmental charge or assessment which the Depositary or the Custodian is obligated to withhold, the Depositary may (after consultation with the Company) dispose of all or a portion of such property (including CPOs and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, charges or assessments by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes, charges or assessments to the Holders entitled thereto (and net of fees of the Depositary).

                  (19)  Liability of the Company and Depositary.   Neither the
                        ---------------------------------------
Depositary, nor the Company, nor any of their directors, employees, agents or affiliates shall incur any liability to any Holder or any other person, if, by reason of any provision of any present or future law, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Estatutos, the Trust or the CPO Deed
                                            ---------
or the provisions of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary, its agents or the Company, or its agents, shall be prevented or forbidden from or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the

Depositary or its agents or the Company or its agents incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement, the Estatutos, the CPO Trust and the CPO Deed. Where, by the terms of a distribution pursuant to Sections 4.02, 4.03, or 4.04 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.05 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any such rights, if applicable, to lapse.

                  The Company and its agents assume no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons except that it agrees to perform its obligations set forth in the Deposit Agreement without negligence or bad faith.

                  Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons (including without limitation, liability with respect to the validity or worth of the Deposited Securities), except that it agrees to perform its duties set forth in the Deposit Agreement without negligence or bad faith. Each of the Company and the Depositary and their respective agents undertakes to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations shall be read into the Deposit Agreement or this Receipt against the Company, the Depositary or their respective agents.

                  Without limitation of the foregoing, neither the Depositary, nor any of its agents, nor the Company nor any of its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person by or on behalf of whom CPOs are presented for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information.

The Depositary, its agents, and the Company and its agents may rely and shall be protected in acting or not acting upon any written notice, request or other document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

                  The Company and the Depositary and their agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote or failure to vote, provided that such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.

                  Subject to the further terms and provisions of this article
(19), Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive CPOs from the Company, the CPO Trustee, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records on behalf of the Company or the CPO Trustee, in respect of the CPOs. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of CPOs furnished on behalf of the holder thereof. In its capacity as Depositary, Citibank, N.A. shall not lend CPOs or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of CPOs pursuant to Section 2.02 of the Deposit Agreement and (ii) deliver CPOs prior to the receipt and cancellation of Receipts pursuant to Section 2.05 of the Deposit Agreement, including Receipts which were issued under (i) above but for which CPOs may not have been received (any such issuance of Receipts or delivery of CPOs being a "Pre-Release"). The Depositary may receive Receipts in lieu of CPOs under (i) above and receive CPOs in lieu of Receipts under (ii) above. Each PreRelease shall be (a) accompanied by a written representation by the person or entity (the "Applicant") to whom Receipts are issued or CPOs delivered that at the time the Depositary issues such Receipts or delivers such CPOs, the Applicant or its customer owns the CPOs or Receipts to be delivered to the Depositary, (b) subject to a written representation by the Applicant or its customer that it will hold such CPOs or Receipts in trust for the Depositary until their delivery to the Depositary or Custodian, reflect on its records the Depositary as owner of such CPOs or Receipts and deliver such CPOs or Receipts upon the Depositary's request on termination of the Pre-Release, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral off comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it under (i) above and outstanding at any time generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which CPOs are on deposit with the Depositary or Custodian and that the CPOs released by it pursuant to
(ii) above and outstanding at any time generally will not exceed 30% of the CPOs that remain on deposit with the Custodian; provided, however, that the Depositary reserves the right to change or disregard such limits from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Receipts and CPOs involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.

                  The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral provided by an Applicant.

                  (20)  Resignation and Removal of Depositary; Substitution
                        ---------------------------------------------------
of Custodian.  The Depositary may at any time resign as Depositary under the
------------
Deposit Agreement by 60 days written notice of its election so to do delivered to the Company, such resignation to be effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by 60 days written notice of such removal, such removal to be effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time appoint a substitute or an additional custodian and the term "Custodian" shall also refer to such substitute or additional custodian.

                  (21)  Amendment of Deposit Agreement and Receipts.   The form
                        -------------------------------------------
of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the execution and delivery of Receipts and taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby, except in order to comply with the mandating provisions of applicable law and the provisions governing CPOs. In no event shall any amendment impair the right of the Holder hereof to surrender this Receipt and receive therefor the Deposited Securities represented hereby, except in order to comply with the mandating provisions of applicable law and the provisions governing CPOs.

                  (22)  Termination of Deposit Agreement.   The Depositary
                        --------------------------------
will, at the written direction of the Company, at any time, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. At any time 60 days after (i) the Depositary shall have resigned, or (ii) the Company shall have given notice of the removal of the Depositary under the Deposit Agreement, and, in either case, a successor depositary shall not have been appointed and accepted its appointment, the Deposit Agreement shall automatically terminate on said 60th day after delivery of such notice. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of Receipts, will suspend the distribution of dividends to the Holders thereof, and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to Deposited Securities, the sale of rights and the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, the fees of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or other governmental charges). At any time after the expiration of two years from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, in an unsegregated escrow account, without liability for interest, for the pro rata benefit of the Holders not theretofore surrendered. Thereafter the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting or charging such fees, expenses, taxes and charges as aforesaid). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under Section 5.08 and 5.09 of the Deposit Agreement.

                  Notwithstanding anything to the contrary in this article and the Deposit Agreement, unless otherwise extended by .the Company and the Depositary, the Deposit Agreement shall automatically terminate on the date of the termination of the Trust, which will be May 24, 1998, unless CPOs are exchanged for CPOs issued pursuant to the CPO Master Trust in which case the provisions of Section 4.14 of the Deposit Agreement shall supersede any inconsistent provisions of Section 6.02 of the Deposit Agreement. The Depositary will not charge its deposit or withdrawal fees in case of exchange of CPOs for CPOs issued pursuant to the CPO Master Trust.

                  (23)  Compliance With U.S. Securities Laws.   Notwithstanding
                        ------------------------------------
any provisions in this Receipt or the Deposit Agreement to the contrary, the Company and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement or the Receipt to prevent the withdrawal or delivery of Deposited Securities in a manner which violate the United States securities laws, including, but not limited to Section I A(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

                  (24)  The Trust.   The CPO Trust Agreement has been
                        ---------
authorized by the General Directorate of Foreign Investments (Direccibn General de Inversiones Extranjeras). The CPO Trust Agreement is registered with the National Registry of Foreign Investment (Registro Nacional de Inversiones Extranjeras) ("RNVI"). The National Banking Commission of Mexico (Comision Nacional Bancaria) has authorized the issuance of CPOs by the CPO Trustee. Registration of the CPOs upon their issuance in the Securities Section (Seccibn de Valores) and in the Special Section (Seccibn Especial) of the RNVI has been approved by the CNV.

                  Upon termination of the Trust, the parties to the Trust anticipate that CPOs will be exchanged for CPOs issued pursuant to the trust agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as Settlor, and Nacional Financiera, S.N.C., as Trustee, and acknowledged by Indeval (the "CPO Master Trust"). In such event, the parties to the Deposit Agreement shall, subject to the provisions of Section 6.01 of the Deposit Agreement, make such amendments (if any) to the Deposit Agreement as may be necessary or appropriate to give effect to the substitution as Deposited Securities of CPOs issued under the CPO Master Trust for CPOs issued under the Trust, including any amendments with respect to the consequences of termination of the Trust as provided in Section 6.02 of the Deposit Agreement.

                   (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

         NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatever.

                  If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

                  All endorsements or assignments of Receipts must be guaranteed by a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in the City of New York.

                                   EXHIBIT B

                           CHARGES OF THE DEPOSITARY

Service                            Rate                        By Whom Paid
-------                            ----                        ------------

(1) Issuance of            Up to $5.00 per 100              Party for whom
Receipt against            American Depositary              deposits are made or
deposit of CPOs            Shares (or fraction              receiving receipt
(including deposits        thereof)
pursuant to stock
dividends or any
other deposits)

(2) Delivery of            Up to $5.00 per 100              Party Surrendering
deposited CPOs or          American Depositary              Receipts or making
other Deposited            Shares (or fraction              withdrawal
Securities against         thereof)
surrender of Receipt



         The foregoing charges shall not be imposed to the extent prohibited by the rules of any securities exchange on which the American Depositary Shares are admitted for trading. Any other charges and expenses of the Depositary will be paid by the Company after consultation and agreement in writing between the Depositary and the Company as to the amount and nature of such charges and expenses and in accordance with written agreements entered into between the Depositary and the Company from time to time, provided that the Company shall not in any circumstances pay, (1) the fees of the Depositary for the execution and delivery of Receipts, the transfers of Receipt, the surrender of Receipts, and the making of any distribution pursuant to the Deposit Agreement, (2) taxes and other governmental charges imposed on Holders, (3) such registration fees as may from time to time be in effect for the registration of transfers, if any, of CPOs, and accordingly applicable to transfers of CPOs to the name of the Depositary or its nominee or a Custodian or any nominee thereof or the person who makes a withdrawal, on the making of deposits or withdrawals pursuant to Sections 2.02 or 2.05 of the: Deposit Agreement, (4) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of Holders or other persons, (5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.06 of the Deposit Agreement, and (6) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities.

       (b)(i) Amended and Restated Trust Agreement, dated as of June 27, 2003, filed as an English translation thereof.

(TRANSLATION)
-------------

AMENDMENT AGREEMENT OF THE IRREVOCABLE TRUST AGREEMENT NO. 899-8 ENTERED INTO BY AND BETWEEN, AS THE FIRST PARTY, GRUPO RADIO CENTRO, S.A. DE C.V., HEREIN
                                 --------------------------------
REPRESENTED BY ITS LEGAL REPRESENTATIVE MR. ALVARO FERNANDO FAJARDO DE LA MORA (HEREINAFTER REFERRED TO AS "RADIO CENTRO") AND BBVA BANCOMER, S.A., INSTITUCION
                                                --------------------------------
DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, DIVISION FIDUCIARIA (MULTIPLE
--------------------------------------------------------------------------------
BANKING INSTITUTION, FINANCIAL GROUP BBVA BANCOMER, TRUST DIVISION), AS TRUSTEE
--------------------------------------------------------------------------------
OF THE TRUST NO. F/23020-1, HEREIN REPRESENTED BY MARIA ANTONIETA GUTIERREZ
--------------------------
FRIAS, ESQ. (HEREINAFTER THE "SHAREHOLDER") AS THE "TRUSTORS"; AS THE SECOND PARTY, NACIONAL FINANCIERA, S.N.C., DIRECCION FIDUCIARIA (TRUST DEPARTMENT), AS
       -------------------------------------------------------------------------
TRUSTEE OF THE TRUST NO. 899-8, HEREIN REPRESENTED BY ITS TRUST DELEGATE SANDRA
------------------------------
AGUIRRE TORRES, ESQ. (HEREINAFTER REFERRED TO AS "NAFIN" or "SUBSTITUTED TRUSTEE"); AND AS THIRD PARTY, GE CAPITAL BANK, S.A., INSTITUCION DE BANCA
                               -------------------------------------------
MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA (MULTIPLE BANKING
----------------------------------------------------------------------------
INSTITUTION, GE CAPITAL FINANCIAL GROUP, TRUST DIVISION), HEREIN REPRESENTED BY
--------------------------------------------------------
ITS TRUST DELEGATES, MESSRS. AURELIO SERGIO TORRES RODRIGUEZ AND RAMON GALVAN GUTIERREZ (HEREINAFTER REFERRED TO AS THE "TRUSTEE" or "SUBSTITUTE TRUSTEE"), AND WITH THE PRESENCE OF BANCO INTERNACIONAL, S.A., INSTITUCION DE BANCA
                         -----------------------------------------------
MULTIPLE, GRUPO FINANCIERO BITAL (MULTIPLE BANKING INSTITUTION, BITAL FINANCIAL
-------------------------------------------------------------------------------
GROUP), IN ITS CHARACTER OF COMMON REPRESENTATIVE OF THE HOLDERS OF
-------------------------------------------------------------------
NON-DEPRECIABLE ORDINARY CERTIFICATES OF PARTICIPATION, HEREINAFTER REFERRED TO
-------------------------------------------------------------------------------
AS "RCENTRO "A" CPO'S", HEREIN REPRESENTED BY ITS TRUST DELEGATES REBECA ISELA
----------------------
TREJO SANCHEZ, ESQ. and RAUL LEON MELESIO, ESQ. (HEREINAFTER REFERRED TO AS THE "COMMON REPRESENTATIVE"), PURSUANT TO THE FOLLOWING REPRESENTATIONS AND CLAUSES:

                                REPRESENTATIONS
                                ---------------

I. RADIO CENTRO, as TRUSTOR, hereby represents, through its representatives:

              A). To be a company with variable capital, legally incorporated and existing according to the laws of the United Mexican States as per public deed number 32,321 dated June 8, 1971, granted before Mr. Jorge Alejandro Hernandez Ochoa, Notary Public number 121 for the Federal District and which last partial reform of the bylaws was duly notarized by means of public instrument number 114,982 dated August 7, 2002, granted before Mr. Ignacio R. Morales Lechuga, Notary Public number 116 for the Federal District and was registered before the Public Registry of Commerce of the Federal District under commercial folio no. 20694 on December 5, 2002.

              B). That on May 24, 1993, an irrevocable Trust Agreement number 899-8 was executed and whereby NAFIN acted as trustee. Such Agreement was amended by means of an Amendment Agreement dated July 24, 1996 (hereinafter referred to as the "TRUST RC") and which assets, to date, consist of 132,142,472 shares of the A Series, Class I of the ordinary fixed capital, without par value, which numbers of shares may be increased up to 181,849,854, representing 73.5% of the capital stock of RADIO CENTRO (hereinafter referred to as the "SHARES") by means of the share certificates duly issued in favor of NAFIN and which are deposited in a special account at S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores (Firm for the Deposit of Securities) (hereinafter "INDEVAL").

              C). That in accordance with the provisions of the TRUST RC and in the corresponding issuing minutes, NAFIN has issued, to date, 181,849,854 non-depreciable ordinary certificates of participation named "RCENTRO "A" CPO'S", covered by the certificates deposited with INDEVAL, which in turn are equivalent to 73.5% of the capital stock of RADIO CENTRO, each one invariably representing one (1) share (hereinafter referred to as the "CPO'S RC").

              D). That the shares representing 100% of the authorized capital stock of RADIO CENTRO ("shares") are duly registered in the Securities Section of the National Securities Registry, including the approvals to quote on the stock market and be object of institutional investment in accordance with the corresponding resolutions issued by the National Banking and Securities Commission.

              E). That the totality of the CPO'S RC are registered in the Securities Section and in the Special Section of the National Securities Registry, including the approvals to quote on the stock market and be object of institutional investment in accordance with the corresponding resolutions issued by the National Banking and Securities Commission.

              F). That the TRUST RC is being amended in order to, among others things, substitute the trustee and extend the term of the same, which amendment have been authorized by the Foreign Investment Bureau, that depends on the Department of Economy, in accordance with the resolutions issued to that effect. The TRUST RC creates the mechanism consistent with the neutral investment regime provided under the Foreign Investment Law, and its Rules, that enables the foreign investors or Mexican companies without foreign exclusion clause are in the possibility to acquire CPO'S RC.

              G). That according to the corresponding authorizations issued at the meeting of the holders of CPO'S RC, the Technical Committee of the TRUST RC, the Foreign Investment Bureau, that depends on the Department of Economy, in the presence and in conformity with the COMMON REPRESENTATIVE, this Amendment Agreement is executed for the purpose of substituting the trustee and designating the TRUSTEE as the trustee in substitution of NAFIN, consequently amending the TRUST RC in the form and manner stipulated in the clauses of this Agreement.

              H).         That in accordance  with the  provisions of paragraph
G) above, and for the purpose of the execution of this Amendment Agreement, the following authorizations have been obtained:

              a) The general meeting of the holders of the CPO'S RC dated May 19, 2003, in the presence and in conformity with the COMMON REPRESENTATIVE, approved the carrying out of all the steps referred to in paragraph G) above, including the amendment to the issuing minutes of the CPO'S RC, subject to obtaining the corresponding approval from the National Banking and Securities Commission.

              b) On June 4, 2003, the Technical Committee of the TRUST RC approved the execution of this Amendment Agreement for all the effects included therein.

              c) By means of official communication number 315.03/3065 dated May 29, 2003, the Foreign Investment Bureau, part of the Department of Economy, granted the TRUSTEE the authorization to execute this Amendment Agreement.

              I). That its representatives have sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

II. The SHAREHOLDER, as trustor, hereby represents, through its representative:

              A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO.

              B). That is present at the execution of this Agreement by instructions of the TRUSTORS and BENEFICIARES of the trust F723020-1.

              C). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as TRUSTEE under the trust Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law).

              D). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

III. NAFIN, as TRUSTEE, hereby represents, through its general trust delegate:

              A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO.

              B). That it is a National Credit Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act under this Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law) and the Ley Organica de Nacional Financiera (Organic Law of Nacional Financiera).

              C). That it has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

              D). That, according to the minutes of the Technical Committee of the TRUST RC, and as of the date of execution of this instrument NAFIN is relieved by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Trust Division, of its position as trustee institution of the above mentioned trust and therefore, expresses its conformity with appearing as a counterpart in the execution of this Amendment Agreement.

IV.     The COMMON REPRESENTATIVE hereby represents, through its trust delegate:

              A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO, particularly those included in paragraphs B),
C), G) and H).

              B). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as Common Representative of the holders of certificates of participation in accordance with the provisions of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

              C). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

V.       The TRUSTEE represents, through its trust delegate:

              A). That it ratifies and manifests its conformity with the declarations of RADIO CENTRO.

              B). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as TRUSTEE under the trust Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law).

              C). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

              D). That it agrees to execute this Amendment Agreement to the TRUST RC in its character of substitute trustee and to perform such role in accordance with that foreseen in this Agreement.

VI. All the contracting parties represent, through their representatives or trust delegates, as applicable, that based on the previous representations, which form an integral part of this Amendment Agreement for all the legal effects that may ensue therefrom, to grant and subject themselves to the following:

                                    CLAUSES
                                    -------

     CHAPTER ONE
     -----------
     TRUSTEE SUBSTITUTION
     --------------------

     FIRST. - SUBSTITUTION: RADIO CENTRO, the SHAREHOLDER and the COMMON REPRESENTATIVE, with the consent of the CPO'S RC holders and with the authorizations referred to in representation I. G). above, hereby formalize the substitution of the SUBTITUTED TRUSTEE, in order that as of the date of this agreement, the SUBSTITUTED TRUSTEE is relieved of its position as trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, in the TRUST RC; consequently the parties agree that as of the date of this agreement the SUBSTITUTE TRUSTEE holds title to all the rights and obligations corresponding to such position and thus the TRUST RC remains identified by the SUBSTITUTE TRUSTEE, by the trustors and by the Technical Committee as well as by all the parties and each one of the persons that has a legal interest in the rights and obligations of the same as the "Neutral Investment Trust F/466".

     The TRUSTEE, by executing this Agreement, hereby accepts its appointment and agrees to carry out such duties properly, and hereby acknowledges receipt of the Share certificates that cover the SHARES, to its entire satisfaction, free from all lien or ownership restriction, as well as all the corresponding rights and obligations, and as a consequence, the TRUSTEE is hereby subrogated to all the rights and obligations that derive from its position as trustee of the TRUST RC granting to the SUBSTITUTE TRUSTEE the broadest release allowed by law, with respect to the patrimony of the TRUST RC that in this act is delivered and transferred to the SUBSTITUE TRUSTEE in view of the substitution of the trustee institution referred to in this Agreement, in terms of the following Second clause.

     SECOND.- DELIVERY OF THE ASSETS: In light of the substitution of trustee, NAFIN hereby formally delivers to the TRUSTEE the assets forming part of the TRUST, which are described in Exhibit "A", and which are taken to be
                                       -----------
     hereby transcribed in full as if they were inserted, free from all lien or ownership restriction, as well as all the rights and obligations that corresponds.


     The TRUSTEE hereby receives in full conformity the assets and documents referred to in the Exhibits described in this clause and agrees to become responsible therefore from the date of execution of this Amendment Agreement, releasing NAFIN of any responsibility that may correspond to it as result of said transfer.

     THIRD.- RELEASES. In view of the trustee substitution that is hereby stipulated, each of RADIO CENTRO and the SHAREHOLDER grant NAFIN, the broadest release allowed by law in connection with the performance of its duties as trustee in the TRUST RC and express its full conformity with the transfer of the ownership that in this act is being carried out by the SUBSTITUTE TRUSTEE of the patrimony of the TRUST RC, as well as de manage of the same since its creation up to the date of this Agreement, and therefore NAFIN is hereby released of all civil, commercial, criminal, administrative, fiscal liability or of any other kind, and RADIO CENTRO and the SHAREHOLDER are obliged to protect and hold NAFIN harmless from any claim or controversy that may rise in the future, as well as to reimburse the expenses that NAFIN may incur derived form the order of a competent authority, without reserving judicial, administrative, fiscal or extra judicial remedy against it.

     NAFIN hereby states that no amount is owed to it for commissions, trustee fees, expenses and for any other concept deriving from the TRUST RC therefore, in this act and through this instrument, NAFIN grants to RADIO CENTRO and the SHAREHOLDER the broadest release allowed by law for such concepts.

     FOURTH.- EXCHANGE AND CANCELATION OF THE SOLE CERTIFICATE ("MACROTITULO"). Once formalized the amendments to the issuing minutes of the "CPO'S RC", RADIO CENTRO, the SHAREHOLDER, and the SUBSTITUTE TRUSTEE are jointly oblige to carry out all the necessary procedures to recover said sole certificate ("macrotitulo") duly cancelled and deliver it to NAFIN within a term no longer than thirty (30) business days as of the date of the formalization of the amendments to the minutes.

     FIFTH.- CHANGE OF NAME. Pursuant to this Agreement, in the future, any reference to Nacional Financiera, S.N.C. Institucion de Banca de Desarrollo, Trustee Institution of the Trust 899-8, will be understood to mean GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Trust Division, in the "Neutral Investment Trust F/466".

     SIXTH.- NOTICES: RADIO CENTRO hereby agrees to notify to whom it may concern the change of trustee, thereby releasing NAFIN and the TRUSTEE of all responsibility in this regard.

     CHAPTER TWO
     -----------
     AMENDMENT
     ---------

     FIRST.- AMENDMENT: According to the authorizations provided in Representation I. G). above, RADIO CENTRO, the SHAREHOLDER, the COMMON REPRESENTATIVE and the TRUSTEE agree to modify the TRUST RC to provide, as of this date, the following terms and conditions:

         FIRST. - CONSTITUTION. The TRUSTORS hereby constitute and irrevocably deliver in trust, the assets, rights and obligations mentioned below, for the purposes defined in this Agreement, the accomplishment of which is entrusted to the TRUSTEE.

        SECOND. - PARTIES.  Are parties to this Trust:

        TRUSTORS:                       Grupo Radio Centro, S.A. de C.V. ("RADIO
                                        CENTRO") and BBVA BANCOMER, S.A., Trust
                                        Division, as trustee of the trust number
                                        f/23020-1.
        TRUSTEE                         GE  Capital Bank,  S.A.,  Institucion De
                                        ----------------------------------------
                                        Banca Multiple, GE Capital Grupo
                                        --------------------------------
                                        Financiero, Division Fiduciaria
                                        --------------------------------
                                        (Multiple Banking Institution, GE
                                        ----------------------------------
                                        Capital Financial Group, Trust Division)
                                        ----------------------------------------
        BENEFICIARY:                    The  individuals enumerated in the Sixth
                                        clause of this Agreement (hereinafter
                                       referred to as the "HOLDERS OF CPO'S RC).

        THIRD. - THE ASSETS OF THE TRUST. The assets of the trust will consist of the following:

        3.1 The SHARES, remaining in trust 181,849,854 shares of the Serie "A", Class I, of the fixed capital of RADIO CENTRO, and additional rights and obligations of NAFIN in accordance with the TRUST RC, which NAFIN is substituting and are subject to said trust at the moment of executing this public deed. The SHARES forming part of the assets of this trust will be referred to as "Shares in Trust".
        3.2 The shares representing the capital stock of RADIO CENTRO which the TRUSTEE may subscribe and pay for after the execution of this Agreement in order to fulfill the purposes set forth herein, or that once the subscription value is paid by a third party, will be remitted by RADIO CENTRO to the TRUSTEE also to fulfill the purposes herein foreseen.
        3.3 The shares of RADIO CENTRO that in accordance with the provisions of this Agreement are received by the TRUSTEE as result of the capitalization of stock premiums, and prior contributions of profits or reserves.
        3.4 The TRUSTEE may increase the number of CPO'S RC pursuant to the issuance for the acknowledgment of the income and profits that the CPO'S RC generate, in accordance with item a) of article 228 a of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), when those income and profits are a consequence of an increase of the shares in the patrimony of this trust and that the increase, in turn,, is generated as a result of the following events:
                a) Increase in the capital stock by a capitalization of dividends or payment of the same with treasury shares of RADIO CENTRO.
                b) Increase in the capital stock of RADIO CENTRO that the TRUSTEE had subscribed and paid by the instructions of the CPO'S RC holders and in the exercise of the preferential right provided in article 132 of the General Law of Commercial Companies.

                      For the above events, the TRUSTEE shall follow and adjust itself to the following proceedings:

      1.- Nacional Financiera, S.N.C. or any other credit institution or qualifying securities institutions, pursuant to articles 228h. of the General Law of Negotiable Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito" and 14 Bis 9. of the Securities Market Law ("Ley del Mercado de Valores"), provided that the new participation certificates are susceptible of being registered in the Securities or Special Section of the National Securities Registry ("Registro Nacional de Valores") of the National Banking and Securities Commission, will issue an opinion regarding the susceptibility of the new shares to be incorporated to the common fund of the issuance.

      2.- The TRUSTEE, with such assessment as a basis, will request the authorization of the National Banking and Securities Commission.

      3.- The TRUSTEE, with the appearance of the National Banking and Securities Commission and of the COMMON REPRESENTATIVE of the CPO'S RC holders, by unilateral statement of intent before a Public Officer, will modify the first clause of the issuance minutes, exclusively to attest the new number of CPO'S RC issued, considering the increase produced as result of the occurrence of any of the above mentioned events as the case may be.

      4.- The TRUSTEE will substitute the sole certificate referred to in 5.2.1 of the Fifth clause of this Agreement, with a new one reflecting the new number of CPO'S RC issued. The previous single certificate will be cancelled and the new one will be deposited in the INDEVAL in accordance with this Agreement.

      5.- The CPO'S RC issued invariably will each represent one share, as provided for in the second paragraph of sub-clause 5.2.1 of the Fifth clause of this Agreement.

     With respect to the increase of the Shares in Trust by means of multiplying the shares by splitting the same ("SPLIT"), the TRUSTEE will exchange the sole certificate previously deposited in INDEVAL for a new one in which the CPO'S RC number it is in accordance with the shares multiplication. To establish the new number of CPO'S RC, the previously number issued will be multiplied by the same multiple used for the shares; notification will have to be given to the National Banking and Securities Commission.


        3.5 Any other cash amount or goods included in the assets in Trust for or as a consequence of the fulfillment of the purposes of the Trust constituted by this Agreement.

     For the purpose of the accounting registry for the Assets of the Trust, the market value of the outstanding CPO'S RC will be taken as base.


         FOURTH. - PURPOSES.        The purposes of this Trust Agreement are:

        4.1 In conformity with in the provisions of this Agreement, the TRUSTEE issues CPO'S RC destined to be acquired by the individuals mentioned in the Sixth clause below, with the understanding that the TRUSTEE will release precisely one CPO'S RC per share; the TRUSTEE will not be allowed to issue more CPO'S RC than the amount of shares subject to this Trust. The difference between (i) the CPO'S RC, that have been released at the moment when the shares are contributed into the trust assets and (ii) the totality of the CPO'S RC issued by the TRUSTEE, shall be kept by the TRUSTEE for as long as these are not released. RADIO CENTRO and the TRUSTEE shall undertake the necessary measures, as the market requires, when the amount of CPO'S RC issued must be increased by means of new issuances, in such a way that all the positions of the HOLDERS OF THE CPO'S RC may be covered, in view of the fluctuation of outstanding capital stock of RADIO CENTRO, at any time. In any case, the maximum amount of CPO'S RC that may be issued, upon prior approval of the National Banking and Securities Commission, shall be 73.5% of the authorized capital stock of RADIO CENTRO.

        4.2 For effects of that mentioned in sub-clause 4.1 above, the TRUSTEE will keep the title of the Shares in Trust for the duration of this Agreement, on the understanding that no later than June 29, 2003, the TRUSTEE must proceed in accordance with that stipulated in sub-clause 5.4 of the Fifth clause of this Agreement.

        4.3 The TRUSTEE exercises the voting rights corresponding to the Shares in Trust, in accordance with that provided in sub-clause 5.1 of the Fifth clause below.

        4.4 The TRUSTEE exercises the pecuniary and patrimonial rights corresponding to the Shares in Trust, according to the provisions of sub-clause 5.3 of the Fifth clause below.

        4.5 The TRUSTEE carries out the other acts provided for by this Agreement, in accordance with that indicated for each case.

     Fifth. - TRUSTEE's authority and obligations. For the accomplishment of the purposes of the Trust, the TRUSTEE must proceed, in addition to that provided in the rest of the Agreement, in accordance with the following:

                  Exercise of the right of vote of the Shares in Trust.

        5.1 The TRUSTEE will have all the necessary powers to carry out the purposes of this Trust provided for in the previous clauses, including but not limited to, the powers and obligations referred to in Article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law). Specifically, the TRUSTEE will have the capacity to grant powers of attorney in favor of the individuals designated by the Technical Committee provided for in the Tenth clause so that said proxies exercise the corporate rights inherent in the Shares in Trust in the shareholders' meetings of RADIO CENTRO, observing in every case that provided for by sub clause 5.1.2 below.

        5.1.2 the TRUSTEE will have to send a trust delegate or a proxy determined by a trust delegate to the ordinary and extraordinary shareholders' meetings of RADIO CENTRO, called and held during the term this Agreement, and shall vote the Shares in Trust forming part of the Assets of the Trust in the same manner as the majority of the shares representing the capital stock of RADIO CENTRO that do not form part of the Shares in Trust shall have voted. The TRUSTEE will only be obliged to be present at the shareholders' meeting of RADIO CENTRO, if it receives notice of the meeting at least ten (10) calendar days prior to the date of said meeting.

     Exercise of the Patrimonial and Monetary Rights of the Shares in Trust
     ----------------------------------------------------------------------

        5.2 The TRUSTEE through INDEVAL collects and distributes amongst the HOLDERS OF CPO'S RC cash dividends that, as the case may be, correspond to the Shares in Trust. Regarding stock dividends , the TRUSTEE shall add such shares to the assets of the Trust, issuing or releasing CPO'S RC in the amount corresponding to such shares and delivering CPO'S RC to the HOLDERS OF CPO'S RC in the same proportion as their holding.

     The TRUSTEE agrees to deliver to the HOLDERS OF CPO'S RC, through INDEVAL during the business day following the reception date, at the latest, all amounts received from RADIO CENTRO as payment of cash dividends, capital reductions or others.

        5.2.1 The CPO'S RC issued by the TRUSTEE in accordance with the purposes of this Trust, shall be represented by a single certificate representing the totality of the CPO'S RC of each issuance, which certificate or certificates shall will be held in deposit, at all times in INDEVAL. The HOLDERS OF CPO'S RC shall prove the title ownership of the CPO'S RC and shall prove the rights and the legitimate exercise of the Shares in Trust that, correspond to the CPO'S RC, by using the acknowledgements issued by INDEVAL, in accordance with the provisions of Article 78 of the Ley del Mercado de Valores (Stock Market Law). The deliveries and transmissions of CPO'S RC shall be conducted through INDEVAL by means of the proceedings provided for in Article 67 of the Ley del Mercado de Valores (Stock Market Law). The corresponding certificates must fulfill all the requirements provided by Article 228-n. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

     For each Share in Trust, the TRUSTEE shall release a CPO RC, with the understanding that a one-to-one relationship must exist between the Shares in Trust and the released CPO'S RC at all times. Under no circumstances will an amount of CPO'S RC be circulated that is higher than the amount of Shares in Trust subject to this Trust.

     The CPO'S RC shall not be exchangeable for any other instrument, title or security, nor can they be redeemed, unless as provided for in sub-clause 5.4 of this Fifth clause.

     The CPO'S RC shall grant its holders the right to a proportional share of the net dividends paid on the Shares in Trust, as well as a proportional share of the net result of the sale or any other distribution in relation to the Shares in Trust, that is conducted in accordance to the provisions of sub-clause
5.4 of this Fifth clause.

     5.2.2 Should the capital stock of RADIO CENTRO be increased by means of cash contributions, the TRUSTEE shall offer the HOLDERS OF CPO'S RC the right to make contributions to the Trust, which contributions shall be used by the TRUSTEE to subscribe and pay for the corresponding Shares in Trust, in a proportional manner.

      The TRUSTEE shall conduct the aforementioned offer to the HOLDERS OF CPO'S RC, by means of a notice to be inserted in the Boletin Bursatil (Stock Market Gazette) published by Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), in addition to a written notice from the TRUSTEE to the stock market brokers, in possession of CPO'S RC, as per INDEVAL's report.

     In the case of HOLDERS OF CPO'S RC residing abroad or those who acquired the CPO'S RC abroad or that have acquired any other certificate that represents them (for example, American depositary shares, American depositary receipts, etc.) neither the TRUSTEE nor RADIO CENTRO nor the COMMON REPRESENTATIVE of the HOLDERS OF CPO'S RC shall be obliged to register, or in any other manner whatsoever carry out the offer abroad as provided in the paragraph above.

     Should the HOLDERS OF CPO'S RC provide the TRUSTEE with the necessary resources for the TRUSTEE to subscribe and pay for the corresponding Shares in Trust once the same Shares in Trust are subject to the purposes of this Trust, the TRUSTEE shall issue or release an equal number of CPO'S RC, which shall be delivered to the respective HOLDERS OF CPO'S RC, in proportion to their contributions.

     The TRUSTEE may require from the HOLDERS OF CPO'S RC for purposes of this clause a written certification of their eligibility to participate in such offer.

     In accordance with the market practices, and as has been the case since the first issuance of CPO'S RC, and if necessary, RADIO CENTRO shall bear the registration or offer or other handling expenses in respect to the securities offered in Mexico by virtue of any rights of first refusal or any other corporate rights of its shareholders.

       5.2.3 In the event that RADIO CENTRO redeems shares with distributable profits, or reduces its capital stock or in any other manner cancels a portion or changes the number of the outstanding shares, the TRUSTEE shall proceed as follows:

                a) In the case of total redemption orcancellation of the Shares in Trust, the TRUSTEE shall withdraw the totality of the

                    CPO'S RC in circulation and shall distribute the corresponding net amounts among the HOLDERS OF CPO'S RC, in proportion to their holding.

        b) In the case of redemption or cancellation of less than all the Shares in Trust, the TRUSTEE shall proceed according to the instructions to be received from the Technical Committee, with the participation of the COMMON
                    REPRESENTATIVE:

                        i. To conduct before a notary public or commercial attestor a lottery, to select those CPO'S RC to be withdrawn from circulation, in which case the chosen HOLDERS OF CPO'S RC shall receive the proportional net resources that RADIO CENTRO paid or pays due to the redemption or cancellation of the Shares in Trust.

                        ii. To withdraw the corresponding CPO'S RC, in strict
                            proportion to the holding of each HOLDERS OF CPO'S RC or,

                        iii.To withdraw in any other manner the respective CPO'S
                            RC as per the determination of the general meeting of HOLDERS OF CPO'S RC, as per the proposal of the Technical Committee, taking into account the particularities of the redemption or cancellation of Shares in Trust at issue.In all cases, the Technical Committee shall give a fair and proportional treatment to the HOLDERS OF CPO'S RC.

        c) In the event that a nominal value is attributed to the Shares in Trust or the same is modified, increased or the number of the Shares in Trust is divided ("split"), RADIO CENTRO is merged with or into another company or companies as an acquiring company or RADIO CENTRO is spun-off in to one or more companies, or declares dividends on Shares or other goods different from the Shares of RADIO CENTRO, the TRUSTEE, with the prior approval of the Technical Committee and the participation of the COMMON REPRESENTATIVE, shall determine, in a fair and proportional manner for the HOLDERS OF CPO'S RC, the adjustments and amendments to be made to this Agreement, the issuing minutes of the CPO'S RC, as well as to the certificates representing such CPO'S RC and shall take the corresponding necessary steps.

        d) The HOLDERS OF CPO'S RC may request that the TRUSTEE exercise the right of withdrawal corresponding to the Shares in Trust underlying the CPO'S RC to which they have title-ownership. Once the TRUSTEE receives the reimbursement for the Shares in Trust according to the bylaws of RADIO CENTRO, it shall proceed to withdraw the corresponding CPO'S RC from circulation and deliver to the respective CPO'S RC HOLDER, by means of INDEVAL, the corresponding amount. The TRUSTEE shall not be responsible nor will it guaranty in any way, the manner and terms under which the reimbursement of the Shares in Trust is carried out.

         Other Authority and Obligations of the TRUSTEE

        5.3 The TRUSTEE, through INDEVAL, shall charge and make deposits into the accounts as necessary to properly maintain the registry and control of all the operations involving the Trust, and shall issue statements of account that reflect the movements of the assets in Trust, as well as the participation certificates to be issued according to the provisions of this Agreement.

        5.4 On June 29, 2003, at the latest, the TRUSTEE, with the participation of the COMMON REPRESENTATIVE, shall withdraw the CPO'S RC owned by Mexican individuals or legal entities which have a clause for the exclusion of foreigners in their bylaws and will deliver to such persons the corresponding Shares in Trust. The exchange of the CPO'S RC and delivery of the corresponding Shares in Trust shall be done through INDEVAL, with the understanding that as of such date the corresponding Shares previously held in Trust for those persons that have not exchanged their CPO'S, will be available to such persons that have been exchanged at INDEVAL.

        The TRUSTEE will timely proceed to cancel the CPO'S RC, once the corresponding exchange has been carried out.

        The termination of the Agreement is subject, in all cases, to the provisions of Article 228 t. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

        5.5 Upon termination of this Trust Agreement, the TRUSTEE shall create a new trust agreement according to the instructions received from the Technical Committee pursuant to the provisions of Ninth clause below, for the

Shares in Trust to be at all times owned by a Trust Institution and the vote thereof be exercised according to the provisions of sub-clause 5.1 of the Fifth clause, to comply with the provisions of the bylaws of RADIO CENTRO and the authorizations granted by the authorities having jurisdiction, except if the limits on voting right cease to exist due to a change in the applicable law and the bylaws of RADIO CENTRO, in which case, the TRUSTEE shall also deliver to the HOLDERS OF CPO'S RC cancelled, the corresponding Shares in Trust.

     The Trust Agreement referred to in the paragraph above shall be approved by the person or institution acting on such date as the COMMON REPRESENTATIVE.

        5.6 The certificates of the Shares in Trust shall be deposited by the TRUSTEE in a special account opened by the TRUSTEE with INDEVAL for the purposes of this Agreement. Henceforth, any share of RADIO CENTRO placed in trust pursuant to this Agreement may be transferred to the TRUSTEE through INDEVAL, by following the procedure provided for in the Stock Market Law.

        Sixth.-BENEFICIARIES and Common Representative. Until June 29, 2003, Mexican individuals or Mexican or foreign legal entities which own or acquire CPO'S RC will be recognized as "BENEFICIARIES" or "HOLDERS OF CPO'S RC". Beginning on June 30, 2003, only foreigners and Mexican legal entities without a foreigners' exclusion clause shall be recognized as "BENEFICIARIES" or "HOLDERS OF CPO'S RC". The BENEFICIARIES or HOLDERS OF CPO'S RC, for the acquisition or ownership of the CPO'S RC issued by the TRUSTEE according to this Agreement will be subject to the terms, conditions and provisions of this Agreement, in the corresponding issuing minutes, in the certificates of the CPO'S RC, expressly including the submission to jurisdiction agreement provided for in the following Tenth clause.

        Foreign individuals or legal entities, foreign entities without legal status, Mexican companies with a majority of their capital stock owned by foreigners and immigrants, in case of purchase or ownership of the CPO'S RC issued according to this Agreement, agree with the Mexican Government, through the Foreign Affairs Department, to be considered Mexican nationals with respect to the CPO'S RC which they acquire or own, as well as with respect to the assets and rights or obligations or concessions or participations or interests owned by the TRUSTEE or RADIO CENTRO, or the rights and obligations derived from the agreements whereby the TRUSTEE or RADIO CENTRO are party to with the Mexican

Authorities, and agree, by acquiring or owning the CPO'S RC to not invoke the protection of their governments, whereby to the contrary, they will loose the title-ownership of the CPO'S RC to the benefit of the Mexican Nation. The TRUSTEE shall mention the contents of this clause in the documents and agreements that, by instructions of the Technical Committee, it may execute in compliance with this Trust Agreement.

        As provided for in Article 228 q. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations
Law), the HOLDERS OF CPO'S RC have the right to appoint a COMMON REPRESENTATIVE in the issuing minute of the CPO'S RC, who may or not be a HOLDER OF CPO'S RC. The TRUSTEE shall confirm this appointment in the issuing minute of the CPO'S RC. The HOLDERS OF CPO'S RC may change the common representative according to the provisions of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

        Seventh.- TRUSTEE's responsibility. It is expressly agreed that the TRUSTEE shall be responsible for its obligations contained in the Trust Agreement, only up to the amount of the assets thereof. The TRUSTEE shall insert this provision in the documents and agreements it may execute according to the instructions of the Technical Committee and also that the TRUSTEE is not obligated to carry out such instructions if same go against the legal nature or purposes of the Trust Agreement. Furthermore, the TRUSTEE will not be responsible for not subscribing the shares issued by RADIO CENTRO due to an increase of capital stock, according to the provisions of sub-clause 5.2.2 of this Fifth Clause of this Agreement, if the necessary funds to carry this out are not provided to the TRUSTEE in due time.

        The TRUSTEE shall not be responsible for investing any amounts received pursuant to this Agreement, which would not generate revenues to the HOLDERS OF CPO'S RC for the period during which such amounts are received by the TRUSTEE until such amounts are applied according to the terms of this Agreement.

        Eighth. - National Foreign InvestmentS Registry. The TRUSTEE shall request the registration of this Agreement and any of its amendments in the Foreign Investments National Registry, in accordance with the Foreign Investment Law and Rules.

        Ninth. - Term of the Trust. The duration of this Trust will be twenty
(20) years starting from June 29, 2003, and shall be extended by means of written notice given to the TRUSTEE by the Technical Committee, at least six (6) months before the expiration date of the original term or its prorogation.

        In any case, for the termination of the Trust, the provisions of
Article 228t. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) shall have to be followed.

        Tenth. - The Technical committee. In accordance with the last paragraph of Article 80 of the Ley de Instituciones de Credito (Credit Institutions Law), a Technical Committee is instituted in this instrument, to which will be named four (4) members with their respective substitutes, which will be appointed as follows: one by Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), one by Asociacion Mexicana de Intermediarios Bursatiles, A.C. (the Mexican Association of Securities Brokerage Firms), one by the COMMON REPRESENTATIVE and the other by RADIO CENTRO.

        In any case, a representative of the TRUSTEE, with the right to speak but not to vote will be present to the meetings of the Committee. The Technical Committee will designate a representative that may or may not be a member of same, for the execution of its agreements.

        The Technical Committee will validly hold meetings with the assistance of the majority of its members and its decisions must invariably be adopted by the majority of those present in each meeting, and informed in writing to the TRUSTEE. In case of a deadlock in the decision making, the member appointed by the COMMON REPRESENTATIEVE shall have a tie-breaking vote. It will meet with the necessary frequency for the accomplishment of its functions and at whichever date, upon request of the TRUSTEE or RADIO CENTRO. For each session, the minutes must be prepared and signed by the individuals present, and containing the adopted resolutions, for which follow-up will be the responsibility of the representative.

        If some of the members of the Technical Committee, for any cause, cannot exercise the function, its respective substitute will enter in function. The Technical Committee, the case being, obliges itself to notify the TRUSTEE of any change of its members; to the contrary, the TRUSTEE will not be responsible for the acts it accomplishes in execution of the instructions given by the individuals that the TRUSTEE has, as registered as members of the Technical Committee.

        The members of the Technical Committee will not receive any compensation for the fulfillment of their duties.

        Eleventh. - Technical committee's authority and obligations. The Technical Committee will have the following faculties:

        1) Instruct the TRUSTEE so it may carry out the corresponding issuance or issuances of CPO'S RC, for the purposes of the Trust, indicating in each case the amount and characteristics of same, under prior authorization, as the case may be, of the Foreign Investment Bureau and of the National Banking and Securities Commission.

        2) Instruct the TRUSTEE on the individuals that must act as proxies in the shareholders' meetings of RADIO CENTRO, with the understanding that the TRUSTEE, through the respective attorneys-in-fact, must exercise the voting right in accordance with that indicated in sub-clause 5.1 of the Fifth clause.

        3) The actions required for the full execution of its functions, in relation with the purposes of the Trust, and faculties and obligations of the TRUSTEE.

        4) Any other faculties derived from that stipulated in this Trust.

     The decisions of the Technical Committee will be communicated to the TRUSTEE in writing. The TRUSTEE remains free of any responsibility derived from the acts it carries out under the instructions of the Technical Committee; however, it will not be obligated to execute said instructions if they go against the legal nature or purposes of the Trust.

     Twelfth. - The defense of the Trust. When urgent acts are required for the execution of the purposes of the Trust, the omission of which could notoriously impair the Trust assets, if it is impossible to convene the Technical Committee, the TRUSTEE will proceed as a reasonable person would, in accordance to the sound banking practices.

     The Technical Committee will have the obligation to notify, in writing, the TRUSTEE of any situation that may affect the Trust assets, as well as name an individual to exercise the rights derived from same or to proceed to its defense.

     In case of emergency, the TRUSTEE must accomplish the acts indispensable to preserve the Trust assets and the rights derived from such, without prejudice to the obligation that has the Technical Committee to designate an individual to which the TRUSTEE must grant a power of attorney.

     The Technical Committee, in any case, obligates itself to hold the TRUSTEE harmless, when it acts under the instructions received and in the accomplishment of that provided for in this Agreement.

        Thirteenth. - TRUSTEE's fees. RADIO CENTRO will pay to the TRUSTEE, as fees, the amounts agreed to in a separate document.

        Fourteenth. - Fees of the common representative and other expenses. The fees for the COMMON REPRESENTATIVE, the HOLDERS OF CPO'S RC, as well as other necessary expenses for the purpose or accomplishment of this Agreement and the issuing minutes of CPO'S RC will be borne by RADIO CENTRO.

        Fifteenth. - LEGAL RESTRICTIONS of THE TRUSTEE. In accordance to that provided for in subsection b) of the fraction XIX of Article 106 of the Ley de Instituciones de Credito (Credit Institutions Law), the TRUSTEE represents that it indisputably explained to the TRUSTOR the value and legal consequences of said fraction, that to the letter says:

        "Article 106. Will be prohibited to the credit institutions:

        XIX. ...

        a) To respond to the trustors or principals, for the breach of the debtors for the credits that are granted or of the issuers, for the securities that are acquired, unless if it due to its fault, according to that found in the final portion of Article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), or to guarantee the perception of yields by the funds whose investment is entrusted to them.

        If, at the termination of the Trust, the mandate or appointment constituted for the granting of credits, which have not been liquidated by the debtors, the institution will have to transfer to the trustor or beneficiary, the case being, or to the principal, abstaining from covering amounts due.

        Any agreement contrary to that provided for in the two previous paragraphs, will not produce any legal effect whatsoever."

        With respect to article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) referred in the first paragraph of item b) of the above transcription, the TRUSTEE herby give notice to the SHAREHOLDER and RADIO CENTRO that as a result of the amendments to the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), dated May 23, 2000, several articles were added and, therefore, said article was renumbered and currently is article 391.

        Sixteenth.- TRUSTEE substitution.

        a) Subject to the provisions of paragraph (c) and (d) below and with the previous authorization of the Foreign Investment Bureau, the TRUSTEE may terminate its involvement as TRUSTEE according to this Trust Agreement, by means of a written notice to RADIO CENTRO and the COMMON REPRESENTATIVE of at least ninety (90) calendar days in advance. Subject to paragraph (c) below, the TRUSTEE may be removed from its position by means of a written notice from RADIO CENTRO and/or the COMMON REPRESENTATIVE, given at least with sixty (60) calendar days in advance;

        b) If the TRUSTEE stops acting as TRUSTEE according to this Agreement, due to an anticipated termination in accordance with paragraph (a) above, the TRUSTEE shall have to prepare the account statements, results and related reports concerning the assets in Trust, same which shall be delivered to RADIO CENTRO and the COMMON REPRESENTATIVE within fifteen (15) calendar days following such termination. RADIO CENTRO and the COMMON REPRESENTATIVE will have fifteen (15) business days to examine and object to such account statements, results and related reports, calculated from the date they are received; after such period has expired the account statements, results and related reports shall be deemed as approved by RADIO CENTRO and the COMMON REPRESENTATIVE.

        c) The COMMON REPRESENTATIVE, with the previous written agreement of RADIO CENTRO, may designate a substitute TRUSTEE;

        d) Notwithstanding the above, the TRUSTEE will continue to act as such according to this Agreement up to and until a substitute TRUSTEE has been appointed and said substitute TRUSTEE has accepted the appointment; and

        e) The substitute TRUSTEE shall have the same rights and obligations as the TRUSTEE according to this Agreement and shall be considered as the "TRUSTEE" for purposes of this Agreement.


        Seventeenth. - DOMICILES. For all purposes of this Agreement, the parties hereby indicate as their domiciles the following:



THE TRUSTEE:

Prol. Av. Reforma No. 490, 3(degree)floor

Col. Lomas Altas,

11950 Mexico, D.F.



RADIO CENTRO:

Av. Constituyentes No. 1154 7(degree) floor

Col. Lomas Altas

11950 Mexico, D.F.



THE SHAREHOLDER:

Av. Universidad 1200

Col. Xoco

0339 Mexico, D.F.



        The parties shall notify in writing any change of domicile at least five (5) business days in advance, to the contrary the notices sent to the last domicile known shall be legally valid.

        Eighteenth. - INFORMATION TO THE TRUSTEE AND CONFIDENTIALITY.

        The parties hereby agree to provide the TRUSTEE any confidential information that may be reasonably requested by TRUSTEE concerning this Agreement, unless the disclosing party is forbidden to do so by a confidentiality and/or non-disclosure obligation applicable thereto. The TRUSTEE agrees to use the confidential information provided by the parties or by any third party (exception made if the TRUSTEE does not consider same to be legally authorized to provide such confidential information) exclusively to provide services in accordance with this Agreement and will handle all such information as confidential, on the understanding that nothing provided for herein shall limit the TRUSTEE in disclosing any information to its affiliates for any process, approval, monitoring, evaluation, statistic, sale, offer of product, financial projections, internal report, audits and of the formality or activity related thereto and that may be necessary in relation to this Agreement, on the understanding that the TRUSTEE shall instruct each affiliate that receives such confidential information to use such confidential information in compliance with this clause. The TRUSTEE hereby accepts the responsibility of its affiliates in the compliance with this clause.

        For purposes of this clause, confidential information is any information related to the parties, written or oral, quantitative or qualitative, demographic or statistically related to the sales, distribution, results, projects, designs, numbers, suppliers, sellers, products, services, studies, development, marketing plans, promotions, location, training, price, cost, machinery used, technology applied, raw material, employees, systems or procedures and any information or similar material, present or future, or derived therefrom.

        Nineteenth.- Applicable Law and Jurisdiction.

The execution, validity and compliance with this Agreement shall be governed by the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) and further commercial laws applicable in the United Mexican States and in case the commercial provisions are not applicable, by the Codigo Civil Federal (Federal Civil Code).

For any controversy arising therefrom, the parties expressly agree to submit themselves to the courts having jurisdiction in the City of Mexico, Federal District, hereby waiving any other jurisdiction that may correspond to them by reason of their present of future domicile or the location of their assets.

CHAPTER THREE

        FIRST.- DOMICILES. For all purposes of this Agreement, the parties hereby indicate as their domiciles the following:

NAFIN:

Insurgentes Sur 1971, Nivel Jardin

Col. Guadalupe Inn

Del. Alvaro Obregon

01020 Mexico, D.F.



THE TRUSTEE:

Prol. Av. Reforma No. 490, 3(degree)floor

Col. Lomas Altas,

11950 Mexico, D.F.



RADIO CENTRO:

Av. Constituyentes No. 1154 7(degree) floor

Col. Lomas Altas

11950 Mexico, D.F.



THE SHAREHOLDER:

Av. Universidad 1200

Col. Xoco

0339 Mexico, D.F.



        SECOND.- JURISDICTION. In the event of any dispute regarding the interpretation and compliance with the of this Agreement, the parties agree to submit to the jurisdiction and competence of the federal courts of Mexico, Federal District, hereby waiving any other forum to which they may be entitled to as consequence of their domicile that they have or will acquire in the future.

The parties, aware of the contents of this Agreement, hereby expressly agree to submit themselves to the same and execute it in eight copies in the City of

Mexico, Federal District, on June 27, 2003, providing one original to the National Commission of Banking and Securities.



      /s/ Sandra Aguirre Torres              /s/ Maria Antonieta Gutierrez Frias
  ------------------------------         ---------------------------------------

                  NAFIN                                      THE SHAREHOLDER



                     /s/ Alvaro Fernando Fajardo de la Mora
                    ---------------------------------------

                                  RADIO CENTRO



                      /s/ Rebeca Isela Trejo Sanchez __ ___/s/ Raul Leon Melesio
                     -----------------------------------------------------------

                             COMMON REPRESENTATIVE



       /s/ Aurelio Sergio Torres Rodriguez      /s/ Ramon Galvan Gutierrez
      ----------------------------------------------------------------------

                                    TRUSTEE

                  (d)(i) Opinion of counsel to the Depositary

      June 27, 2003


      Citibank, N.A.
      ADR Department
      111 Wall Street
      New York, N.Y.  10043


      Re: American Depositary Receipts evidencing American Depositary Shares
          Representing Ordinary Participation Certificates ("CPOs"), each CPO representing a financial interest in One Share of Series A Common Stock, without Par Value, of Grupo Radio Centro, S.A. de C.V.


      Ladies and Gentlemen:

      I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 10,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of June 30 1993, a copy of which is being filed as Exhibit (a)(ii) to the Registration Statement (the "Deposit Agreement"), to be amended by Amendment No.1 to Deposit Agreement, a copy of which is being filed as Exhibit (a)(i) to the Registration Statement (the "Amendment"), by and among Citibank, N.A., as Depositary, Grupo Radio Centro, S.A. de C.V., a company organized and existing under the laws of the United Mexican States (the "Company"), and the Holders from time to time of ADRs issued thereunder. Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement, as amended) represent nine (9) CPOs, each representing a financial interest in one Share of Series A Common Stock, without par value, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

      In preparing this opinion I have relied upon the opinion of Aurelio Sergio Torres Rodriguez and Ramon Galvan Gutierrez, Trust Delegates of GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, regarding Mexican law, which opinion is filed as exhibit (d)(ii) to the Registration Stetement.

      Assuming that the Deposit Agreement as amended by the Amendment will have been duly executed and delivered at the time of their issuance, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement as amended by the Amendment, will be legally issued and will entitle the Holders thereof to the rights specified therein and the ADRs.

      I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

      I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

      Very truly yours,


      /s/ Frettra M. Miller

 (d)(ii) Opinion of counsel to the CPO Trustee

                                                                 GE Capital Bank
--------------------------------------------------------------------------------



                        GE Capital Bank, S A.
                        Lnstitution de Banca  Multiple
                        GE Capital Grupo Financiero
                        Av. Prolongacion Reforme # 490 3st  Piso "B"
                        Col. Santa Fe 01210 Mexico, D.F.
                        Tel.  (5)257-6200                  Mexico City, Mexico
                                                                  June 27, 2003



Grupo Radio Centro, S.A. de C.V.
Costituyentes 1154
Col. Lomas Altas
C.P. 11950
Mexico City, Mexico

Ladies and Gentlemen;

I have acted as in-house counsel to GE Capital Bank S-A., Institucion de Banca Multiple, GE Capital Grupo Financiero ("GE"), a. Mexican bank duly organized under the laws of Mexico, in connection with the registration of 10,000,000 American Depositary Shares ("ADSs") under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission (the "Registration Statement").

Each of the ADS`s represents or will represent nine Ordinary Participation Certificates ("CPOs") issued by GE;, as a successor trustee (the "CPO Trustee") for a Mexican trust created by the terms of that certain Trust Agreement (the "CPO Trust Agreement"), dated May 24, 1993, as amended on July 24, 1996 and as further amended and restated as of June 27, 2003, between Nacional Financiera, S.N.C., as grantor and as the CPO trustee, and Grupo Radio Centro, S.A. de C.V. (the "Company"). Each CPO represents or will represent a financial interest in one Series A share of common stock, without par value (a "Series A Share") of the Company held in the CPO Trust.

In preparing this opinion, I have examined and made such investigations as I have considered necessary or appropriate as a basis for the opinions hereinafter stated. Based upon all of the foregoing, I am of the opinion that the CPOs, when delivered by the CPO Trustee, upon transfer to the CPO Trustee of duly authorized and validly issued, fully paid and nonassessable Series A Shares in accordance with the CPO Trust Agreement, are or will be validly issued, fully paid and nonassessable, entitling the holders thereof to the rights specified in the CPO Trust Agreement, the Public Deed (of the issuance of CPOs) and Certificates, if any, representing such CPOs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

This opinion is limited to matters of Mexico.


                                               /s/ Ramon Galvan Gutierrez
                                             ------------------------------
                                               Ramon Galvan Gutierrez

         GE CAPITAL BANK S.A., INSTITUCION DE BANCA MULTIPLE, GE CAPITAL
                      GRUPO FINANCIERO, ACTING AS A TRUSTEE